UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

- [X] Form C: Offering Statement
- [ ] Form C-U: Progress Update
- [ ] Form C/A: Amendment to Offering Statement
    - [ ] Check box if Amendment is material and investors must reconfirm within five business days.
- [ ] Form C-AR: Annual Report
- [ ] Form C-AR/A: Amendment to Annual Report
- [ ] Form C-TR: Termination of Reporting

Name of Issuer:

First String Technologies LLC

Legal Status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

July 8, 2019

Physical Address of Issuer:

919 North Market Street, Suite 950, Wilmington, DE 19801

Website of Issuer:

https://firststring.io

Is there a co-issuer? [ ] Yes [X] No

Name of intermediary through which the offering will be conducted:

NETSHARES FINANCIAL SERVICES, LLC

CIK Number:

0001805615

SEC file number:

008-70502

CRD number:

307532

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of three point two percent (3.2%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will not receive any other compensation through the offering.

Type of Security Offered:

Class A1 Interests

Target number of securities to be offered:

10,000

Price (or method for determining price):

$10.00

Target offering amount:

$100,000

Minimum Investment Amount:

$100

Oversubscriptions accepted: [X] Yes   [ ] No

If yes, disclose how over-subscriptions will be allocated:
[ ] Pro-rata basis   [ ] First-come, first-served basis   [X] Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$1,235,000

Maximum number of securities to be offered:

123,500

Deadline to reach the offering amount:

May 25, 2024

Disbursement from Escrow: Thirty (30) days or such frequency as determined between the Issuer and Intermediary.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of executives:

5

Current number of employees:

7

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$11,000	$0
Cash & Cash Equivalents	$10,000	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

First String Technologies LLC

By

_____
(Signature)

Barry W. Jones, Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Barry W. Jones, Chief Executive Officer

_____
(Date)

TABLE OF CONTENTS

June 28, 2023

First String Technologies, LLC

FORM C
Up to $1,235,000 of Class A1 Interests
$10.00 per Unit



First String Technologies LLC ("First String", the "Company," "we," "us," or "our"), is offering a minimum amount of $100,000 (the "Target Offering Amount") and up to a maximum amount of $1,235,000 (the "Maximum Offering Amount") of Class A1 Interests (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by May 25, 2024 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Netshares Financial Services, LLC (the "Intermediary"). All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Class A1 Interests, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by the Escrow Agent and will reflect each Investors' beneficial interest in the Interests. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1. Name of issuer: **First String Technologies, LLC**

ELIGIBILITY

2.   **First String Technologies, LLC** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [x] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: http://firststringtech.com/

The issuer must continue to comply with the ongoing reporting requirements until:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

    (3) The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

    (4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Barry Wayne Jones	CEO, First String Technologies, LLC	Daily Management of business operations and financial accountability	August 2022 to Present
	CEO Career Crafters, LLC	Daily Management of business operations and financial accountability	July 2019 to Present
	Vice President, VinKohn Search Group	Business Development, and executive recruiting	October 2018 to April 2020
Tyler Wayne Jones	Co-Founder and Vice President of Business Development, First String Technologies, LLC	Management of business development and strategies including technology builds	August 2022 to Present
	Co-Founder and Vice President of Business Development, Career Crafters, LLC	Management of business development and strategies including technology builds	July 2019 to Present
	Medical Device Representative, L&R Medical	Management of Medical Device equipment sales	August 2020 to Present
	Financial Services Advisor, Capstone Financial	Financial Advisory and Life Insurance account management	January 2019 to February 2020
Francisco Maciel	CFO, First String Technologies, LLC	Management of business operations including software & technology	August 2022 to Present
	CFO, Career Crafters, LLC	Management of business operations including software & technology	July 2019 to Present
	CFO, P-100 Capital	Management of business operations including data warehousing	September 2021 to Present
	Managing Director, Academia Capital	Daily management of financial activity	April 2017 to December 2020

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Bo Casella	Vice President, Marketing & Sales, First String Technologies, LLC	Oversees planning and daily execution of all sales and marketing initiatives	August 2022 to Present
	Vice President, Marketing & Sales, Career Crafters, LLC	Oversees planning and daily execution of all sales and marketing initiatives	July 2020 to Present
Mark Barnett Battaglia	Vice President of Operations, First String Technologies, LLC	Management of business operations including software & technology	August 2022 to Present
	Vice President of Operations, Career Crafters, LLC	Management of business operations including software & technology	July 2020 to Present
	Senior Director Global Data Operations, United Therapeutics Corp	Management of business operations including data warehousing	August 2007 to July 2020
Jeremy Paul Sutton	Vice President, Research & Development, First String Technologies, LLC	Responsible for all aspects of R&D: coordinating, planning, implementing, and testing to promote and support psychological readiness of college athletes on their career path	August 2022 to Present
	Vice President, Research & Development, Career Crafters, LLC	Responsible for all aspects of R&D: coordinating, planning, implementing, and testing to promote and support psychological readiness of college athletes on their career path	May 2022 to Present
	CEO, Arcadian Consultancy Limited	Performance psychologist. Consultant and educator specializing in psychology, science, technology, and behavioral change	June 2012 to Present

Biographical Information





BARRY JONES, Founder & CEO

The difference between making a living and making a difference is what drives Barry. He started his career as a military officer and then transitioned into the pharmaceutical industry to work for Johnson & Johnson.

From there his success afforded him the opportunity to join Actelion, a start-up, rare disease Biotechnology company. After a successful tenure at Actelion he joined another Biotech start-up where he was responsible for the initial startup and management of the sales force. After 25 successful years in the health sciences industry, winning President's Club or equivalent awards seven times, multiple CEO executive performance citations as well as being the most awarded Sales Director in corporate history, he transitioned to the Executive Recruiting sector. It was here that he found inspiration to build a better recruiting model. A technologically advanced model, designed to be extremely efficient, fair and cost appropriate while putting humanity back into the process dominated by AI. A platform that would make the static resume obsolete and change forever the recruiting industry for the new college graduate. First String was born.



TYLER JONES, Co-Founder and VP of Business Development

Tyler is a former Division 1 student athlete who competed for the University of Georgia on both the track team and served as a team captain for the cross-country team. As an athlete he found success through hard work, consistency, and leadership.

During his time at UGA, Tyler was a 3x SEC academic honor-roll recipient, multiple time SEC qualifier and scorer, as well as presented runner of the week by the SouthEastern Conference committee. Post-graduation, and with a degree in Consumer Economics, Tyler was eager to pursue a path down business with the inspiration to make consumers' lives easier. Chasing his passion for professional sales, Tyler invested 9 months in the financial services industry at Capstone Financial LLC. When COVID-19 became a factor, Tyler experienced 1st hand what it was like to feel exposed and helpless in a competitive job market with little experience to compete for the best opportunities. Together Barry and Tyler realized that there are so many qualified and overlooked candidates that have extraordinary talents and passions for their work that were in the same position. They worked to develop a system that would enable new college graduates to win job interviews far outside of their experience level. Using this system, Tyler himself earned a job in the surgical device industry and is now one of the highest performers of his tenure in his company.



FRANCISCO MACIEL, Chief Financial Officer

Francisco is an actuarian, consultant, teacher and investment banker with 30+ years corporate experience in the United States and various Latin American countries.

Francisco is a former McKinsey consultant and CFO of Mexico's largest textile company, and CEO of Mexico's most relevant education financial institution. Francisco has passionately worked towards generating more and better education opportunities to underprivileged communities.



ANTHONY "BO" CASELLA, Vice President, Sales

A proven sales leader with 36+ years in the pharmaceutical/biotech industry. Competitive, Innovative, Inspiring, and Successful have been used to describe his leadership style.

Bo held positions in sales, training, sales management, marketing, and disease management at Bristol-Myers Squibb acquiring a broad base of knowledge and experience over 20 years. He transitioned to the biotech industry with Actelion Pharmaceuticals, a start-up company, building and leading his sales team to extraordinary success and leadership positions throughout the organization. He is co-owner of a real estate investment firm doing business in Georgia, North Carolina, South Carolina, and Florida. Bo completed his undergraduate work at the University of Florida.



MARK BATTAGLIA, Vice President of Operations

Mark joins First String after almost 15 years working in Biotech providing cloud based business solutions. He holds certifications in Salesforce.com, Tableau and SQL development.

At First String, Mark is responsible for app development, data warehousing, system and customer support and analytics. His focus is on providing adaptive infrastructure for the First String team to leverage on behalf of our student athlete partners and employers. Mark completed his undergraduate work at the University of Alabama and holds a business degree from Duke University.



DR. JEREMY SUTTON, Vice President, Research & Development

Jeremy has a strong background in psychology and education (having written accessible content based on complex research) and over twenty years of experience working on advanced and complicated IT project design and implementation.

He completed a BSc (Hons) in Cognitive Science (Linguistics, Psychology, Computing, Neuroscience) and a Ph.D. in Performance Psychology.

Until two years ago, Jeremy worked in IT in various specialist roles across risk, compliance, governance, and project management for Metlife, Citigroup, and Barclays, working in business analyst, technical author, and product manager capacities.

More recently, Jeremy pivoted his career around his passion for positive and performance psychology and has developed psychological content for prominent publications and designed interventions for successful apps. He is currently working with First String to head up their psychological support and development team.



BUSINESS AND ANTICIPATED BUSINESS PLAN



First String is a company designed to bring efficiency, cost savings, and equality to the recruiting space. The company operates in the human resources industry and was created to level the playing field on corporate hiring and close the gap between people and purpose. In a word of AI keyword scrubbing, First String was created to use technology to insert humanity into the hiring process of corporate America. The company plans to make the paper resume obsolete as the primary tool of the judgment of an individual. Our system will replace the antiquated approach of recruiting with a modern technology that levels the playing field for everyone in the hiring process and brings more profitability to companies by attracting and keep the right people for their organization. First String mobile application to bring transparency, equality, efficiency, and cost savings to the professional recruiting marketspace. The platform was engineered to be flexible and responsive to each job market channel based on economic variables and opportunities. Simply put, First String is a first-in-class platform that provides unique, national networking and exposure to job seekers. It collaborates with academic institutions on research to improve student and athlete performance, discover and implement optimal personal career alignment and gives access to digital tools that empower them through the job search process. For the first time ever all the major components of the recruiting process are brought together, job seekers-recruiters universities, and hiring companies. It will allow full monitoring of candidates in the process by proving a dedicated, private portal.

First String stands to be the First Ever mobile application/recruiting platform dedicated to assisting college student-athletes in finding a job. The company's mission is to invest in long-term relationships with companies, candidates, universities, and communities to deliver meaningful talent solutions that will transform lives. Employment support services providers, including First String, support a range of clients to complete the recruitment process. With over $600b a year lost to employee turnover in the US along, First String will save businesses millions by matching the right employee to the right employer.

At First String, we believe that a person should have the opportunity to represent themselves to display their overall potential, rather than be judged by an archaic static resume. The current system uses AI to scrub resumes on the internet through key words like 'experience.' However, this system is inheritably biased, especially towards the newly graduated person with high potential. Video, combined with appropriate, electronic credentials on a confidential, secure platform will help take the bias out of the hiring process and connect more people with companies in need. First String empowers companies to take control of a segment of their hiring without dependency on outside, recruiting agencies.

We believe that hearing and seeing the candidate is the optimal way to share true potential and cultural fit for the long term with an organization. As we know, good communication skills, passion, and determination are all critical intangible skills that a piece of paper/resume could never bring to life. First String will also serve as a vehicle to help amplify the diversity within businesses across America by giving access to exceptionally proven candidates of all races and genders.

PRODUCT DESCRIPTION

The First String mobile application was designed to solve the following major issues that continue to plague the aging recruiting industry. Some of these problems are:

- Use of an Analog system-90 technology
- Recruiter bias
- Ensuring the candidate is scientifically matched to perform at the job
- AI technology that passes over under-represented, less experienced, recent college graduates
- Exposure to only employers that your recruiter has a contract with
- Interview Scheduling challenges/phone tag
- Immediate access to references (First String candidates will have video references)
- Immediate access to Proof of performance viewed by the employer
- Control of the process by the company, not the recruiter
- Security and privacy controlled by the candidates
- Interview skill training
- The opportunity to be seen and heard, not just 'read about' by potential employers
- Confidentiality and security controlled by the candidate
- Evaluating the success of graduates: At First String we will be Supplying unique data points that have never been captured before regarding the organization, implementation, and success of career preparation for college students.
- Dismissing recently graduated college students as viable candidates in order to compete with other recruiters.

HOW WE PLAN TO SOLVE THESE ISSUES?

Customer Target Segments

First String was launched in October 2020 with a phased approach to the existing marketplace.
Phase I: Target the Pharmaceutical and Biotechnology marketplace
Phase II: Licensed Medical Professionals
Phase III: Graduating or recently graduated College Athletes
Phase IV All graduating college students
Phase V: IT professionals
Phase VI: Veterans/disabled Veterans
Phase VII: Minority populations

Due to the impact of the Covid-19 pandemic on the pharmaceutical industry, First String has determined to move forward and explore Phase III. We feel the population of recently graduated college athletes and former college athletes are underserved and with the right training can be a rich resource for corporate America. This market segment is the best, current opportunity for the brand.

First String Focus On College Student-Athletes And Universities

First String will be the first mobile, National Registry for College Athletes. The mobile app will give corporations unprecedented access to graduating college athletes who possess the very core attributes that most companies desire for successful, loyal, long-term employees.
   a) Team Players
   b) Excellent management skills
   c) Extreme perseverance
   d) Coachability
   e) Mental toughness
   f) Competitiveness
   g) Loyalty
   h) Discipline

First String will provide training to prepare the athletes for transition to the corporate world. This training will incorporate live, in-person, Zoom, and virtual materials geared toward the flexibility of the college Athletes' schedule. They will be able to bring their training with them (on their phone) everywhere they go and learn at their own pace. To refer to expert advice when needed instantly.

First String will also, for the first time, give colleges and universities the data that they need to determine the effectiveness of their educational programs and job placement efforts. They can use this information to determine the ROI for using First String as well. This data will be provided to them by First String through a personalized, completely confidential portal that will allow each school to see all activities of their student-athletes with their training through the course curriculum as well as a real-time update on communication with their student-athletes and potential employers for phone calls, interview schedules, and job offers.

First String will bring a revolutionary new program designed to keep the university in touch with the student-athlete throughout their career. Once they have their professional portfolio on the app it is securely stored for life. Updated when necessary but always available for reference. The student will remain connected through the university as they become successful and return the favor to the school and mentor the next round of graduating athletes.
The basic University subscription will be free for the university for its current and former athletes. The curriculum that the First String personnel will offer is outlined below and will be provided on-demand or offered as an independent cost per course. The courses focus on proven, enhanced business communication techniques that will give these young men and women the confidence to win jobs and teaches them how to effectively navigate the corporate world to ensure success.

We will also be running another parallel pilot program to implement the use of First String from the university in the same manner. This will be at NE Oklahoma State University. We will implement this program as soon as the 'bugs' are worked out. Additional services like formal testing, career evaluation, and direction tools will also be offered.

First String will also be the first mobile app to specifically study, research and develop a process upon which student athletes can be matched to the career that they should thrive in. We will collaborate our scientific research with each client university to develop multi-layer assessments designed to point individuals down the most appropriate career path.

First String will also collect outcomes information to assess the readiness of each university's graduating students. Therefore, holding them to a higher standard than just graduation rates.

Employer Needs Are Efficiently Exceeded

Employers will benefit immensely from First String through our efficient and low-cost hiring model. First String empowers the hiring manager directly to determine the viability of a candidate, not an outside recruiter who is not familiar with the culture or the management style they will be working under. The issue with employers is they typically depend on recruiters to search the internet for viable candidates, or put the pressure on their Talent Acquisition personnel, who are normally light in tenure and have no experience in the job they are recruiting for to find great candidates.

The recruiters send only those they determine are best for an organization. If they have other contracts that pay more for a similar candidate, they will send them to the highest bidder. So the recruiter makes the call on who gets to interview for the job with each company. With First String, the employer determines who is best for the job. They are allowed to do this through the videos that First String candidates have in their portfolios. The videos demonstrate their potential to the hiring manager, not the recruiter. So First String for the first time, allows a human connection to take place rather than a candidate being judged initially off a piece of paper or electronic resume. This allows the actual company to determine who would be best for them to consider hiring and saves them up to 90% off of normal recruiting fees. A hiring manager can view 15 resumes in a little over 15 minutes.

At First String we believe that bringing humanity into the hiring process will benefit not only the employer but also the high potential employee by giving them a chance to prove that their time as a college athlete is a valuable experience that should be taken into consideration. Video will also assist in alleviating the bias that may exist in ethnic names or in less recognizable colleges.

Video will help save the HR budget of a company by not paying heavy recruiting fees, not flying in candidates that are ill-matched for the job or the culture, and letting the hiring manager, not a recruiter determine the best person for the job. In a sense, we put the destiny of the company, where it belongs, back in the company's hands.

Launch Strategy

First String will launch as a pilot in two smaller academic institutions; One private and one public. Our initial focus will be to start by working to create academic & employment Regional, ecosystems that are self-contained and provide the necessary principles of success for our business:

• A desirable place to live for a majority of the graduating students
• An area rich in thriving industry and growth
• A geographic location that is growing faster than most other parts of the country
• A geographic location that has both recognized quality academic institutions and the capability to offer excellent employment opportunities.

These locations are as follows:

Atlanta
South Florida
Tulsa, Dallas & Oklahoma City

AVAILABLE CURRICULUM

First String Video
Core Curriculum

Core Curriculum – Phase 1
Landing the Job!

Core Curriculum – Phase 1 Landing the Job!	Venue
Strength Finder Assessment	Online/Live or Zoom
Emotional Intelligence "EQ" Assessment	Online/Live or Zoom
Potential Industry/Company/Job Assessment	Live or Zoom
Resume Writing	Online/Live or Zoom
Video Resume	Online/Live or Zoom
LinkedIn Profile Development	Online/Live or Zoom
Behavioral Interview Skills – Verbal	Online/Live or Zoom
Interview Preparation	Live or Zoom
Contract Negotiation • Salary • Bonus • Equity	Live or Zoom

Core Curriculum – Phase 2
Career & Life Skills

Core Curriculum – Phase 2 Career & Life Skills	Venue	Presenter
Career Success Factors "What It Takes to Make It!"	Live or Zoom	Barry/Bo/Mike
Presentation Skills	Online/Live or Zoom	Bo Casella
Financial Planning (Money Management)	Online/Live or Zoom	Jan Casella
Time Management	Online/Live or Zoom	Bo Casella
Social Media Coaching	Live or Zoom	Tyler Jones
Zoom Training	Online/Live or Zoom	Tyler Jones
Dress For Success	Online/Live or Zoom	
Business Etiquette	Online	

Electives
Advanced Professional Skills

Electives Advanced Professional Skills	Venue	Presenter
Navigating the Workplace (Career Building)	Live or Zoom	Barry Jones
Mentor/Career Coaching	Live or Zoom	
Business Writing	Online/Live or Zoom	
Strategic Business Planning	Online/Live or Zoom	Bo Casella
Project Management	Online/Live or Zoom	
Team Building	Online/Live or Zoom	Bo Casella
Decision Making/Problem Solving	Online/Live or Zoom	
Conducting Effective Meetings	Online/Live or Zoom	Bo Casella
Microsoft Office • Word • Excel • PowerPoint • Outlook	Online/Live or Zoom	
Diversity Training	Online/Live or Zoom	HR Specialist
Principles of Leadership	Online/Live or Zoom	
Management Fundamentals	Online/Live or Zoom	

MILESTONES

The company will work toward a set of milestones to guide growth through the startup phase to ensure continued, financially supported success. The table below outlines the milestones along with the projected time frame and budget for each.

H2-2023	Investment	Operations
Finalize App development	$250,000	
Finalize Website and other social media	$200,000	2 universities
Develop professional framework for students	$50,000	40 employers
- Profiling		3,000 users
- Assessment tests		
Build the necessary infrastructure for pilot+6 months roll-out	$400,000	
	$150,000	
Execute pilot in 2 universities		
- Sign agreement with the universities		
- Sign agreement with employers		
- Capture student's information	$50,000	
Miscellaneous	**$1,100,000**	

H1-2024	Investment	Operations
App adjustments	$50,000	
Marketing built-up for roll-out	$300,000	6 universities
Sales expense for initial roll-out	$150,000	120 employers
Execute initial roll-out to 4-6 universities	$350,000	5,000 users
Miscellaneous	$50,000	
	$900,000	

H2-2024	Investment	Operations
App adjustments	$50,000	
Set up the Atlanta Office	$150,000	10 universities
Incorporate partial management (H1-2023 salaries)	$450,000	200 employers
Marketing built-up for second stage roll-out	$300,000	7,500 users
Sales expense for second stage roll-out	$200,000	
Execute second stage roll-out	$300,000	
Miscellaneous	$50,000	
	$1,500,000	

2025	Investment	Operations
App adjustments	$50,000	
Atlanta Office	$200,000	20 universities
Incorporate full management (H2-2023 salaries)	$800,000	400 employers
Marketing built-up for third stage roll-out	$400,000	9,300 users
Sales expense for third stage roll-out	$200,000	
Execute third stage roll-out to 10 universities	$400,000	
Miscellaneous	$50,000	
	$2,100,000	

Revenue Projection

Revenue will be acquired in multiple ways with First String through:
    Subscription fees
    Sponsorships
    University donors
    Endowments
    Placement fees (the price employers pay for a candidate they hire)
    Advertising fees
    Government grants
    Research grants
    Data sell for all our customers/employers, research and University outcomes
    The marketing of our advanced unique, scientific career assessments.

Core Revenue is generated as follows:

1) Subscription (semi-annual/annual)
    a) Universities/Colleges
        i.   Will include access to the business skills training curriculum
        ii.   Can post their graduating athletes on the app
        iii.   Can invite their already graduated athletes looking for a career change on the app
        iv.   Will be a free subscription for the first 6 months
        v.   After that the subscription fee will be $500 a month
    b) Corporations
        i.   Will include unlimited hiring of candidates the application at $500 a month

2) Placement Fee
    a) When a corporation hires an athlete from the application, they pay a set fee of $2500 for 2022.

    b) In 2023 we plan to start with a sliding scale
        i.   Candidates with 0-2 years experience $2,500
        ii.   Candidates with 3-5 years experience $5,000
        iii.   Candidates over 5 years experience $10,000

The use of this model ensures that we can place one candidate multiple times over their careers at varying levels of placement fees. This will also ensure that employers will have great choices of prior athletes at all levels of experience.

Market Facts

Brief overview of target market

- There are approximately 2,000 colleges in the US with sports teams
- There are approximately 494,000 current student-athletes
- There are 357 NCAA Division I Schools alone
- There are 893 college football programs alone in the US
- A detailed financial analysis with Corporate Milestones, expenditures and forecasting is attached.
- Our 5-year goal would be to place 5% of those student-athletes which would produce revenue from the placement fees alone exceeding $61,750,000.
- There is no single source like First String currently assisting these specific individuals to gain career employment out of college.
- Both mid-sized and larger corporations traditionally pay recruiters between $15-$30k for an experienced candidate. First String is a comparative value at $500 Per Month University subscription

2022

- Launched a pilot in 2 academic institutions.
- Marketed and launched as the First National Registry for College Athletes

2023
- The goal is to sign 4 additional universities and 80 employers to reach 3,000 users.
- The revenue goal for the year is $550,000.

2024
- The goal is to sign 6 additional universities and 200 employers to reach 7,500 users.
- The revenue goal for the year is $2,300,000.

- By the end of 2027 we estimate to be operating with 55 universities, 1100 employers and over 25,000 users.
- Revenue for that year would be close to $20 million.



Financial Plan

To date the funding for the development and implementation of First String has been bootstrapped by Barry Jones. The Application focused on college athletes was launched with its pilot school in June of 2022. First String is seeking $6 million in outside funding to cover startup costs, first phase growth and operation needs up to 2024. The company will use the funds to provide for milestone costs and set the foundation for lasting success.

First String anticipates steady growth as it can contract with an increasing client base. The financial projections show strong sales revenue generated by universities, employers, and self-users. The charts below show revenue expectations based on client type through 2026.

Client distribution

	2023	**2024**	**2025**	**2026**
Universities	1,200	3,000	6,500	11,375
Employers	240	600	1,200	2,100
Self-users	313	938	1,563	2,438



Cash Flow will remain positive through the first year due to the requested grant funding. The cost to provide services is relatively low once the initial cash outlays are provided for. The company will closely manage all expenses to ensure they are in line with sales forecasts. The table below outlines the cash flow through 2025.

Cash Flow

('000)	2023	2024	2025	2026
Revenue	$567	$2,274	$5,413	$10,473
Costs				
- SG&A	$1,159	$1,491	$1,850	$2,277
- CAPEX	$465	$300	$375	$469
- Personnel	$996	$3,031	$4,360	$5,526
- Acquisition	$49	$60	$84	$115
Operating Margin ($)	-$2,102	-$2,608	-$1,256	$2,087
Operating Margin (%)	-371%	-115%	-23%	20%





SWOT Analysis

STRENGTHS

a) Flexibility:
The flexibility of the platform is engineered to pivot to any channel that is more economically advantaged for the organization. For example: student athletes, licensed medical professionals, IT, manufacturing etc.

Equal Opportunity: The platform is the very first mobile application designed to give all who are on it an equal opportunity to be 'heard & seen' through a video resume and supported by video references. It gives the opportunity for individuals to sell themselves and not be judge by a static resume.

Candidates will be able to showcase their awards and recognition documents as well.
The platform makes communication much more efficient by allowing to schedule interviews right on the app, no phone tag.

b) Security: First String keeps its subscribers in control. No one can unlock your profile unless you allow them too. The app is protected by Swoop technologies, an extremely secure and cutting edged security software that has no username or password required.

c) Innovation: First in class-lack with a lack of initial competition
   1. Our research to date has found no other similar platform in the marketplace
   2. First ever platform to deliver:
      Candidate pitch video (allowing candidates the opportunity to be heard)
      Standardize video resumes
      Training in business communication techniques
      Research and development on athletic personality and strength career guidance assessments
      First in collaborative mental toughness evaluation and training
      Research data on student success beyond graduation for each academic institution for publication and development
      To collaborate with research regarding the employment success of minority and underserved student populations
      First college athlete networking mobile app
      First app to connect college sports teams officially to corporate American for internships and employment
      First confidential employment app to securely store a college athletes' professional portfolio for life, we a constant connection to their alma mater and social/professional network. We will be their go-to source for next level employment throughout their career.
d) Brand
   The name or 'brand of the app' is universally recognized as a sports analogy for 'the best on the team.' It exudes 'winner' which are the only individuals who will be invited on the platform.

e) Price point

Historically the average placement for a candidate into a corporate America job costs that company $15-30K. We are starting our placement fee at $2,500. This would be considered a 'bargain' by all measures to any corporation. Price will be modified in time.

f) Candidate profile options

g) Company or University transparency

h) We offer current Corporately standardized training to these individuals with no experience and at no cost to the student athlete.

i) Reimbursement model/working on endowments/donation to scholarship funds of institutions choice

j) Flexibility: Our price can be low due to the sheer volume.

k) Educational Content & adaptability

l) Funding sources

WEAKNESSES

a) Concept can be easily duplicated with nominal capital investment

b) No patent or copyright protection as of now

c) Not enough capital investment to bring staff on for full time employment to launch the company to its potential.

d) New market with unknown obstacles

e) Limited initial, organic operating capital

f) First in the market/no playbook to follow.

g) No paid Employees to date

h) Chicken or Egg concept in play (should the candidates or companies come first?)

i) Scalability while maintaining quality

OPPORTUNITIES

a) There are no major competitors with the same digital platform currently

b) This would be the first national, mobile application focused on helping the graduated college student athlete employment.

c) To Create a data base of corporate contacts, University contacts and student athletes that grows in value.

d) This would be the first mobile National Registry for Athletes

e) The platform can lead to many other mechanisms involving connecting Athletes to colleges, jobs, and professional sports.

f) To become the original, most recognized brand in this market

g) To become another conduit for academic donors and professional sports organizations to "give back".

h) We will be the first mobile app to collaborate with scientific Research and Development to analyze and create better tools for matching candidates to jobs and company culture to create happier, more productive and loyal employees for the economy

i) We will provide 'outcomes' data for the first time to academic intuitions to allow them to measure the success of their curriculum, not measured by a diploma but my success in real life terms.

j) Our market research and feedback from Universities, student athletes and potential investors has been excellent!

THREATS

    a) Any organization with substantial capital can replicate this concept

    b) Investors: As their terms may be unfavorable to the company

    c) Time: Once we launch our window of opportunity will be limited

SALES & MARKETING PLAN

As long as businesses require employees, staffing assistance will always be needed. First String will be well-positioned to take on the available market in the U.S. and is optimistic that it will meet the target of generating enough income/profits from the first six months of operations to grow the business beyond the immediate target market.

The company has been able to critically examine the employment market to determine sales forecast. The sales projection is based on field information and some market assumptions. The sales projections for the company are based on the wide range of recruiting and consulting services that will be offered. The company will charge clients for app services which include training and placement. The fees will range from $99 to $5,000 and will be paid when the client signs up for service.

Marketing Plan

Career Crafters Marketing will be implemented by Rosie Labs LLC Marketing company out of New York City. (122 Grand Street New York, NY 10013, T617.216.3239 www.rosielabs.com)

They are a seasoned Marketing Firm with the following clients:

The preliminary marketing scope of work is as follows:

Business Objective: Drive brand awareness and revenue for First String. Create scalable marketing plans for growth Strategic Approach: Combine multiple marketing tactics to activate the conversion funnel, reaching customers with targeted, relevant messages that will inspire an action.

Marketing Strategy /Plan

- Strategic business leadership (overall marketing leadership)
- Marketing support (strategic plan oversight and marketing leadership) as needed
- Assist with Investor Relations
- Provide marketing recommendations
- Branding, creative, budgeting, audience recommendations
- Create marketing plans
- Recommend marketing performance metrics
- Create channel recommendation

- Recommend marketing integrations to automate the process
- Targeting analysis
- 4 weeks

Phase 2- Marketing Retainer (Implementation)- $10,000/month
- Creative development and execution
- Recommend media (paid and social) plan to drive relevance and sales for First String
- Guide PPC (google) marketing functions (tagging, tracking, measuring)
- Recommend copy strategy for AdWords and Google Shopping
- Optimize PPC campaigns
- Recommend website changes for optimal PPC (landing pages, UX, etc.)
- Guide paid social campaigns
- Optimize paid social campaigns
- Guide media campaigns
- Content Strategy for inbound leads
- Content development and execution
- Assist with creation of assets as needed
- Manage social media channels (content and deployment)

SUMMARY OF UNIQUE ASPECTS OF THE FIRST STRING MOBILE APPLICATION

- First mobile application ever to serve as a national registry for college student athletes
- First mobile application designed to connect college student athletes to businesses for means of employment opportunities
- First mobile application ever to bring employers, recruiters, and candidates together on one platform
- First String, officially launched in October 2020, was the first mobile application designed to offer video resumes.
- First String is the only mobile application to offer video references as part of our candidates' portfolio.
- First String is the first ever mobile platform to offer the hiring company the opportunity to have the hiring manager post a video of themselves, describing the job, their management style and expectations to be evaluated preinterview by the candidate. So, both the candidate and the manager are able to see each other present in advance to determine if there is a possibility of a good connection to work together.
- The First mobile recruitment app to offer a partner in Research and Development to analyze and discover better tools to help direct graduating student athletes towards the right career path and company.
- The First mobile app to offer data to universities on the 'outcomes' or 'successes of their graduates.
- First mobile app to offer a secure storage of a person's entire professional portfolio, including resume, professional licensing, past performance reviews and awards.
- The First mobile job seeking application to give the candidate complete confidentiality. Companies interested in viewing the credentials/Video resume or video references must first be given permission through a secure communication to the candidate/student before their profile

can become unlocked for the potential employer to view. Not even their name is available until this happens.

- First App to offer a private, secure portal for customers to always see where their candidates stand in the process of the job search and acceptance and educational completion of required training. This portal will provide a dashboard that will display data that can be used for evaluation of the academic institution's measurable performance goals.
- It is the first mobile app to connect life coaches to graduating college student athletes upon graduation. An enduring connection with their alma mater for life.
- First String is the first mobile application to gather and store the post graduate employment performance/success and activity of an academic institution's entire graduating student population. As will be offering this not only to the student athletes, but to all students.

RISK FACTORS

An investment in our Class A1 Interests involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Interests offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Interests and the market price of our Interests, which could cause you to lose all or some of your investment in our Interests. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future. Also, the Company depends on manufacturing in China, and the global pandemic raises supply chain issues and may result in an inability to fulfill orders of the Company's product.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security

vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments

were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.


Risks Related to the Securities


There is currently no trading market for our securities. An active market in which Investors can resell their Interests may not develop.

There is currently no public trading market for any Interests, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Accordingly, you may have no liquidity for your Interests. Even if a public or private market does develop, the market price of the Interests could decline below the amount you paid for your Interests.

There may be state law restrictions on an Investor's ability to sell the Interests.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, two entities beneficially own 100% of outstanding Class B Voting Interests of the Company. These individual security holders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These individual security holders may have Interests that are different from yours. For example, these individuals may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, these individual security holders could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $10.00 per Unit by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $27, 500,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $1,235,000 through the sale of up to 123,500 Class A1 Interests, based on a valuation of $27,500,000. This funding will allow for:

The Company to develop a mobile app and private portal recruiting system for student athletes, designed to connect companies across the nation to graduating college student athletes for employment opportunities and train these individuals to win interviews and prepare them for corporate success.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Interest	Number of Class B Voting Interests Held Prior to Offering	Percentage (%) of Class B Voting Interests Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Career Crafters LLC	B	750	75	75
FST Management LLC	B	250	25	25

Classes of Securities of the Company

The Company has 123,500 authorized Class A1 Interests and 0 authorized Preferred Interests. As of the date of this Offering, 1,000 Class B Interests were issued and outstanding in the Company. 100% of issued Interests prior to the Offering are issued to Career Crafters LLC and FST Management LLC.

The Company is offering 123,500 Class A1 Interests at $10.00 per Unit (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 123,500 Class A1 Interests issued in the Company with the Interests sold through this Offering equaling 4.49% ownership of issued Interests in the Company post closing. The Interests sold are Class A1 Interests that have standard voting rights within the Company.

Class A1 Interests:
There are One Hundred Twenty Three Thousand Five Hundred (123,500) Class A1 Interests at Ten Dollars ($10.00) for an aggregate of One Million Two Hundred Thirty Five Thousand Dollars ($1,235,000), available through this offering. If fully issued, the Class A 1 Interests will represent Four and Twenty-Eight Hundredths Percent (4.28%) Percentage Interest in the Company and each Class A1 Interest has a Four Ten Thousandth Percent (.0004%) Percentage Interest in the Company.

The Class A1 Interests shall be subject to dilution only if additional membership interests in the Company are issued for consideration in excess of Twelve and 50/100 Dollars ($12.50) per .00004001% of the Company.

Class A2 Interests:
There are Three Hundred Fifty Seven Thousand One Hundred Forty Three (357,143) Class A2 Interests

each representing an original Capital Contribution of Twelve and 50/100 Dollars ($12.50) for an aggregate of Five Million Dollars and 00/100 Dollars ($5,000,000.00). There are no Class A2 Interests being offered through this Offering.

Class B Interests:
There shall be one thousand (1,000) Class B Interests each requiring a capital contribution of One Hundred Dollars ($100.00) for One Hundred Thousand Dollars ($100,000) in the aggregate which capital contribution shall be in the form of contribution of software license, mobile application software, services and related assets. If fully issued, the Class B Interests shall represent one hundred percent (100%) of the aggregate profits, losses and tax credits or other tax items in the Company. There are no Class B Interests being offered through this Offering.

Class C Interests:
There shall be two thousand (2,000) Class C Interests. If fully subscribed, the Class C Interests shall be entitled to an initial two percent (2%) Percentage Interest, derived from the Class B Percentage Interest of CAREER CRAFTERS LLC, as and when issued. Each Class C Interest is entitled to an allocation and distribution of one thousandth percent (.001%) Percentage Interest, as and when issued. The Class C Interests are reserved for issuance to one or more service providers and are not being offered through this Offering.

Class D Interests:
There are Ten Thousand (10,000) Class D Interests to be issued on such terms as approved by the Manager. Capital Contributions shall be payable in accordance with the written Subscription Agreement between the Company and the persons purchasing the Class D Interests (the "Class D Members"). The aggregate equity of the Class D Interests shall be determined by the Manager. Unless issued for a capital contribution greater than .00004001% per Twelve and 50/100 Dollars ($12.50), the Class D Interests shall reduce the Percentage Interest of the Class B Members. There are no Class D Interests being offered through this Offering.

Class E Interests:
There are Ten Thousand (10,000) Class E Interests to be issued on such terms as approved by the Manager. Capital Contributions shall be payable in accordance with the written Subscription Agreement between the Company and the persons purchasing the Class E Interests (the "Class E Members"). The aggregate equity of the Class E Interests shall be determined by the Manager. There are no Class E Interests being offered through this Offering.

Note: Please see Exhibit D: Operating Agreement, Section 4.5 "Classes of Members"

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
The company does not have convertible debt, options or warrants

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate

The company is valued using traditional cash flow and WACC modeling. The company has been valued at $56 million which offers the buyers of the certificates a 50.9% discount over our most recent valuation.

What are the risks to purchasers associated with corporate actions (including additional issuance, related party transactions, conflicts of interest)?

There are no known risks

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
There are currently no Related Person Transactions.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered
The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.


INDEBTEDNESS


The Company currently has no debt.

Does the Company have operating history: ☒ Yes   ☐ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

First String is a disruptive, cutting-edge, technology platform with a first-in-class approach to job recruiting that will change the face of the industry moving forward. The recruiting sector is a strong, $150b industry. Until now, most recruiters still rely on antiquated methods to conduct business, costing employer clients billions in fees and wasted time. Candidates continue to be at the mercy of recruiters who decide on whom they themselves think will perform best in a company. We are going to change the system. At First String, we bring science, learning mobility, and unprecedented access to corporately proven techniques to help young people demonstrate their potential and win job opportunities. We blend humanity and advanced AI to connect candidates to the right employee, based on their scientific profile and personal values. It is our belief that this will result in a long, happy, and prosperous relationship between the employer and employee. We do all of this in a fraction of the time and cost of a traditional recruiter.

Our company is financially healthy at the present time while functioning as a boot-strapped, prerevenue start-up with limited monthly expenses. Our five-member executive leadership staff is highly experienced in start-up operations and has taken part in the early revenue stages of multiple companies from 0-over $2b. Our extensive experience guides our strategy in a simple but proven direction. We will start with a small, pilot school to work out any technology, marketing, and tactical issues before launching to the nation in the early fall.

The capital we raise will be spent wisely with a well-thought-out, methodical plan out-lining the disbursement of each dollar, developed by our 40-year experienced CFO. Our marketing and financial planning has been extensive. All funds we receive will be allocated in a systematic way to move the company to the maximum profitability level as quickly as possible. Our 8-member staff functions on a model that rewards salary in an incremental approach based on the achievement of company-wide milestones. So no one will be receiving a full salary until we achieve our initial goals. All equity awards are also rewarded for achieving the financial and operational objectives of the organization.

The operational integrity of our organization is solid. We have a significant list of organic assets including a completed, first-in-class, market-ready, mobile application. Our data plat-form is an AWS cloud-based server along with Microsoft PowerBI and our CRM technology in Salesforce.com. We have very experienced personnel with extensive networks in each key position. We have retained excellent corporate, financial, and IP expert law representation along with professional accounting services. We are in the process of applying for IP protection through the US patent office for our proprietary AI software. We do not currently have a traditional office or warehouse space or equipment overhead.

We are contracted with a very reputable, New York-based Marketing firm providing us support through an equity-based agreement. Our overall marketing strategy is to begin in two small markets. Within these markets, our intent is to create a regional ecosystem connecting athletes, universities, and nesses. Based on our experiences and the speed of our success in these two ecosystems we will determine the date of a national launch.

The advantage of our business model is, that with little overhead we can charge almost 80% less than normal recruiting and still meet our financial goals in year one after full funding.

Our business model has a secure foundation built upon six sources of potential revenue with an unlimited ability to pivot to a different recruitment channel with ease. We have tested the market for uptake with one public appearance and received an overwhelming number of client inquiries.

The challenges our business is facing are relatively classic in nature for a startup. The #1 issue at this point is the risk of an organization building a competitive platform with an ex-tensive, well-funded sales and marketing campaign to move against us.

The second challenge we have is the ability to acquire the full funding to begin full operations. Regarding our debt: Our Angel investors along with our equity investment partners and SBA-originated loans have kept our organization moving forward for almost two years.

In the middle of the Covid pandemic, 2020's efforts were focused on consolidating First String 1.0, as well as identifying and attracting the management talent that would be-come the pillar of the organization.

Our company was incorporated in 2019 as a result of a deep understanding of the problematics and needs of student athletes to obtain jobs after graduation. Most of these hard-working students (almost 99% of them) will not become professional, and given to the intense participation in their teams, they may not have the professional experience of credentials that most of their classmates.

During 2019, the company's founders (Barry and Tyler Jones) focused on creating a concept and identity for First String as well as developing the first version of the app. $10,000 were invested during this stage in order to set-up the company and the initial developments of FristString 1.0.

In the middle of the Covid Pandemic, 2020 was a year of consolidating the company's concept and value proposition, as well as finalizing First String 1.0. Given the market uncertainty of this stage, where students were not attending college and employers were not actively pursuing new hires, we focused on consolidating First String 1.0 and the concept and differentiation of our company. This is the moment where we realized that First String was destined to become a market disruptor by leveling the ground between recruiters and recruits. We realized that a relationship between corporations and student athletes as equals was the best, and only way, to reduce the failure rate that corporate America faces when it comes to first time hires, where the average duration of a first job of a college graduate is just 7 months, which not only generates an enormous frustration for both parties, but also the loss of billions of dollars.

In 2020, the company invested $142,000 to achieve its goals.

2021 was the years where the company began its consolidation. The first objective was to create a world class team of well-seasoned professionals from various disciplines that would become the center-stone of our organization. During this year, or CFO, VP Marketing & Sales and VP Operations were identified and hired. In addition to this, the first $110,000 of in-vestment coming from outside investors were incorporated into the company. This commitment, along with the one coming from the founding investor allowed the company to improve the app and website to develop the First String 2.0 version. With this new development in place, First String management initiated the effort to incorporate universities and employers to develop a pilot in early 2022. The total amount committed this year amounted $320,000.

2022 has been a year of consolidation. During the first 6 months of the year, the company devoted its efforts to identifying and hiring the next level of management. Our Director of Business Development in Florida, as well as the Sales Directors of South Florida and the Miami-Dade regions were hired. The introduction of the VP of Scientific Research & Development position allowed First String to set itself apart from all other recruiting tools in the market by providing a set of world class psychological and counseling tools. During this semester, a contract was signed with Northeastern State University and five (5) employers to undergo the initial First String pilot. The pilot will begin in August. 4 additional universities are being analyzed at this moment to in-crease the size of the pilot. During this semester, an additional $300,000 were financed by founding and non-founding investors.

The path going forward looks very promising. During the 2002 NACDA Convention in Las Vegas, more than thirty-one (31) universities and five (5) potential employers approached us to explore the possibility of being part of this effort.

The remainder of 2002, First String will focus in executing its pilot in order to identify potential improvement opportunities as well as to measure the respond and effectiveness of the concept.

2023 will represent the beginning of an exponential growth where we will go from the initial 3 pilot universities to 10 by the end of the year. Our very conservative model projections show us reaching 100 universities and more than 80,000 users by 2027. Our focus is not in the number of students subscribed, but in making sure that each one of them gets the personalized servicing required for them to achieve the best available jobs in the market.

Investing in the First String mobile application is not without risk. Without adequate funding, it will take longer to feed the model and begin consistent cash flow and sustained growth.

First String seeks to overcome the bias towards younger, inexperienced, proven, high-performing individuals in a way that will change job recruiting in the entire country. We believe we have the right team and technology to execute a successful launch and financial legacy for thousands of individuals.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3.2%	$3,200	3.2%	$39,520
Development of App	46.8%	$46,800	30%	$370,500
Sales	20%	$20,000	14%	$172,900
Marketing	20%	$20,000	33%	$407,550
Legal	6%	$6,000	6%	$74,100
Accounting	4%	$4,000	6%	$74,100
Cash Reserve	0%	$0	7.8%	$96,330
Total	100%	$100,000	100%	$1,235,000

*Netshares Financial Services, LLC shall take three point two percent (3.2%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: REVIEWED FINANCIALS

First String Technologies LLC
Financial Statements
December 31, 2022

First String Technologies LLC
December 31, 2022

CONTENTS



TUSK
PRIVATE CLIENT SERVICES

Independent Accountant's Review Report

To the Members of
First String Technologies, LLC

We have reviewed the accompanying financial statements of First String Technologies, LLC, which comprises of the balance sheet as of December 31, 2022 and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of First String Technologies, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tusk PCS

Tusk Private Client Services
May 1, 2023

First String Technologies, LLC
Balance Sheet
As of December 31, 2022

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	10,000
Total Current Assets		10,000

OTHER ASSETS

Intellectual property rights	1,000
Total Other Assets	1,000

TOTAL ASSETS	$	11,000

LIABILITIES AND MEMBERS' EQUITY

TOTAL LIABILITIES	-
MEMBERS' EQUITY	11,000

TOTAL LIABILITIES AND MEMBERS' EQUITY	$	11,000

The accompanying notes are an integral part of these financial statements


First String Technologies, LLC
Income Statement
For the year ended December 31, 2022


REVENUE		
Revenue	$	-
Cost of revenue		-
Gross Profit		-
OPERATING EXPENSES		-
INCOME (LOSS) FROM OPERATIONS		-
OTHER INCOME (EXPENSE):		-
NET INCOME (LOSS)	$	-

First String Technologies, LLC
Statement of Members' Equity
For the year ended December 31, 2022

MEMBERS' DEFICIT - BEGINNING	$	-
Net Income		-
Members' Investments		11,000
Members' Withdrawals		-
MEMBERS' EQUITY - ENDING	$	11,000

The accompanying notes are an integral part of these financial statements

First String Technologies, LLC
Statement of Cash Flows
For the year ended December 31, 2022

Cash flows from operating activities	$	-
Cash flows from investing activities		-
Cash flows from financing activities		
Member Investments		10,000
Net cash provided (used) by financing activities		10,000
Net change in cash and cash equivalents		10,000
Cash and cash equivalents - beginning of year		-
Cash and cash equivalents - end of year	$	10,000
<u>**Supplementary disclosures of cash flow information**</u>		
Cash paid during the year for interest	$	-

NOTE 1: NATURE OF OPERATIONS

First String Technologies LLC (the Company) is a limited liability company, chartered under the laws of the State of Delaware for the purpose of providing technology driven employment recruiting services, specializing in recruitment and placement of college athletes fostering connections between employers, universities, and job seeking collegiate athletes.

Risks and Uncertainties —The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Method of Accounting**

The Company's policy is to prepare its financial statement on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues, net of sales tax, are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred.

b. **Use of Estimates**

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. *The most significant estimates relate to the selection of useful lives of property and equipment, capitalization of internally developed software and associated useful lives, acquired intangible assets and associated useful lives*. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

c. Revenue Recognition

Revenue includes placement fees from certain recruiters and employers and subscription fees for employers, universities, and recruiters. Placement fee revenue is recognized when the action related to earning the revenue as stated in the contract has been achieved. Subscription fee revenue is recognized ratably over the contract period.

The Company generates its revenues from subscription-based arrangements that allow customers to access its on-demand application service. Subscription fees vary depending on the optional features selected by customers. SaaS arrangements are generally month-to-month or annual, with fixed-fees.

Revenues are recognized when control of the promised goods or services are transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:
- identify the contract with a customer,
- identify the performance obligations in the contract,
- determine the transaction price,
- allocate the transaction price to performance obligations in the contract, and
- recognize revenue as the performance obligation is satisfied.

Under ASC Topic 606, the Company estimates the transaction price, including variable consideration, at the commencement of the contract and recognizes revenue over the contract term, rather than when fees become fixed or determinable.

The services provided by the Company for the subscription-based arrangements are considered stand- ready performance obligations where customers benefit from the services evenly throughout the service period. Revenue is primarily recognized on a ratable basis over the contractual subscription period of the arrangement beginning when or as control of the promised services is transferred to the customer as this reflects the pattern of transfer for these services, which is generally from one to 12 months.

d. Cash and Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains a checking account with an insured banking institution. Under current FDIC Insurance Coverage of $250,000 per depositor, per insured bank, the Company's cash balance does not exceed current FDIC Insurance Coverage.

e. **Income Taxes**

The Company is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no current or deferred federal or state income tax assets or liabilities have been included in the accompanying balance sheet.

NOTE 3: RELATED PARTY AND OTHER ASSETS

The Company has entered into an agreement with Career Crafters, LLC that provides the Company with access to technology developed by Career Crafters, LLC at no cost in exchange for a majority equity stake in the Company. This access is represented in the financial statement as "Intellectual property rights". Career Crafters, LLC has the right to use any technology used by the Company in industries that do not directly compete with the Company. The Company is subject to a number of risks similar to other companies with this arrangement which include the continued development of the technology by Career Crafters, LLC, and their protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology. Career Crafters most recent compiled financial statement includes assets of $292,300 and liabilities of $221,332 including $246,435 related to Capitalized software and intangible assets.

NOTE 4: SUBSEQUENT EVENTS

The Company has evaluated events and transactions for subsequent events that would impact the financial statements for the period ended December 31, 2022, through May 1, 2023, the date the financial statements were available to be issued.

EXHIBIT B: SUBSCRIPTION DOCUMENT

FIRST STRING TECHNOLOGIES LLC
SUBSCRIPTION AGREEMENT

Subscription Disclosures

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING. THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY NETSHARES FINANCIAL RESOURCES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT

AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT. THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARDLOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

Subscription Agreement

1. Subscription.

a. The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class A Units of Membership Interest (the "Units"), of FIRST STRING TECHNOLOGIES LLC (the "Company"), a limited liability company, organized under the state of Delaware, for the principal amount of $_____ upon the terms and conditions set forth herein. The Securities being subscribed for under this Subscription Agreement and any other security that may be issuable upon conversion or exercise of the Securities are also referred to as the "Securities." The rights and preferences of the Securities are as set forth in the Company's First Amended and restated Operating Agreement and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

b. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Memorandum of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

c. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

d. The aggregate principal amount of Securities sold shall not exceed $1,235,000.00 (the "Maximum Offering"). The Company may accept subscriptions until December 31, 2023 (the "Termination Date"). Providing that subscriptions for $1,000.00 of the Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"). The minimum subscription is $100.00.

e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by North Capital Private Securities (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Netshares Financial Services, LLC payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company or any transfer agent the Company, in its discretion, choses to maintain records of Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company. The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Georgia. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the First Amended and Restated Operating Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and nonassessable.

d. Authority for Agreement. All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2022 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Memorandum and on the Company's raise page at http://firststringtech.com/. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. If required by Regulation CF, the Company has retained the services of an independent accounting firm to audit or review the Financial Statements to determine if they remain within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g. Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

 4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a. Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the First Amended and Restated Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except: (i)To the Company; (ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; (iii) As part of an offering registered under the Securities Act with the SEC; or (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. Investment Limits. Subscriber represents that either: (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or (ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth and does not exceed $107,000.

f. Member Information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Member(or potential Member) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject.

Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

g. Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the

Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Georgia. EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN GEORGIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address

as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. Miscellaneous. a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b. This Subscription Agreement is not transferable or assignable by Subscriber.

c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k. If any recapitalization or other transaction affecting the stock of the Company is effected then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement. l. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

First String Technologies LLC Subscription Agreement Signature Page

The undersigned, desiring to purchase Units of Membership Interest of First String Technologies LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

a. The aggregate principal amount of the Security the undersigned hereby irrevocably subscribes for is $[UNITS AMOUNT].

b. The Securities being subscribed for will be owned by and should be recorded on the Company's books as held in the name of, [SUBSCRIBER].
_____ Signature _____
Name (printed) _____ Address 1
_____ Address 2 _____
Date If the Securities are to be purchased in joint names, both Subscribers must sign:
_____ Signature _____
Name (printed) _____ Address 1
_____ Address 2 _____

Date This Subscription is accepted on _____, 202_

First String Technologies LLC

FST Management LLC, its Manager

 By:_____
Barry Jones, Manager

EXHIBIT C: ARTICLES OF ORGANIZATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:05 PM 08/16/2022
FILED 03:05 PM 08/16/2022
SR 20223277234 - File Number 6973894

STATE OF DELAWARE

CERTIFICATE OF FORMATION

OF

LIMITED LIABILITY COMPANY

- **The Undersigned,** desiring to form a limited liability company pursuant to the Delaware Limited Liability Company Act of the State of Delaware, do hereby certify as follows:
- **First:** The name of the limited liability company is First String Technologies LLC.
-
- **Second:** The address of its registered office in the State of Delaware is 919 North Market Street, Suite 950, in the city of Wilmington, Delaware 19801.

  The name of the Registered Agent at such address is InCorp Services, Inc.

- **In Witness Whereof,** the undersigned has executed this Certificate of Limited Liability Company as of August 16, 2022 A.D.



By: ______________________

Authorized Signer

Name: David G. LeGrand, Esq.

EXHIBIT D: OPERATING AGREEMENT

OPERATING AGREEMENT
OF
FIRST STRING TECHNOLOGIES LLC
a Delaware limited liability company,

THE INTERESTS REPRESENTED HEREBY (THE "INTERESTS") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF LEGAL COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED OR PURSUANT TO AN AVAILABLE LEGAL EXEMPTION THEREFROM.

THE INTERESTS ARE BEING OFFERED AND SOLD PURSUANT TO REGULATION A OF THE SECURITIES ACT AND PURSUANT TO RULES THEREUNDER.

THERE IS NO OBLIGATION ON THE ISSUER TO REGISTER THE INTERESTS UNDER THE SECURITIES ACT. A PURCHASER OF ANY INTEREST MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

ARTICLE 11 OF THE OPERATING AGREEMENT PROVIDES FOR FURTHER RESTRICTIONS ON TRANSFER OF THE INTERESTS.

THIS OPERATING AGREEMENT (hereinafter "Agreement" or "OPERATING AGREEMENT") is made and entered into effective as of August 24, 2022, by and among FIRST STRING TECHNOLOGIES LLC, a Delaware limited liability company (hereafter the "Company"), FST Management LLC, a Georgia limited liability company as Manager, (the "Manager") and Career Crafters LLC and as Class B Members (the "Class B Member") and the several persons whose names and addresses are set forth in ***Exhibit "1"*** attached hereto and incorporated herein by reference, and whose signatures appear herein or by a separate joinder instrument, and any other Person who shall hereafter execute this Agreement as a member of the Company (collectively the "Class A Members").

W I T N E S S E T H

WHEREAS certain persons, wishing to become Members (as hereinafter defined) of the Company under and pursuant to the Delaware Limited Liability Company Act caused Articles of Organization to be executed and filed with the Delaware Secretary of State on August 16, 2022; and

WHEREAS the parties agree that their respective rights, powers, duties and obligations as Members of the Company, and the management, operations, and activities of the Company, shall be governed by this OPERATING AGREEMENT ("Agreement"); and,

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed that the foregoing recitals shall be, and are, incorporated into this Agreement as if repeated in their entirety below, and it is further agreed as follows:

In consideration of the mutual terms, covenants, and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1.1 Certain Definitions Capitalized terms used in this Agreement without other definition shall, unless expressly stated otherwise, have the meanings specified in this Article 1.

1.1.2 "Act" means the provisions of the Delaware Code, Title 6, Chapter 18. (the Delaware Limited Liability Company Act) (the Delaware Limited Liability Company Act) (the "Act"), as from time to time in effect in the State of Delaware, or any corresponding provision or provisions of any succeeding or successor law of such State. The Act shall govern the rights and obligations of, and the relationships among, the Members except as modified by the provisions of this Agreement provided, however, that in the event that any amendment to the Act, or any succeeding or successor law, is applicable to the Company only if the Company has elected to be governed by the Act as so amended or by such succeeding or successor law, as the case may be, the term "Act" shall refer to the Act as so amended or to such succeeding or successor law only after the appropriate election by the Company, if made, has become effective.

1.1.3 "Additional Capital Contribution" means any capital contributed by an existing or new Member at the request of the Manager pursuant to a Capital Call.

1.1.4 "Affiliate" of a Member or Manager means any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or Manager, as applicable. The term "control," as used in the immediately preceding sentence, means with respect to a corporation, limited liability company, limited life company or limited duration company (collectively, "limited liability company"), the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or limited liability company and, with respect to any individual, partnership, trust, estate, association or other entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

1.1.5 "Agreement" means this OPERATING AGREEMENT of FIRST STRING TECHNOLOGIES LLC, as originally executed and as amended, modified, or supplemented from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby," and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

1.1.6 "Assignee" means any transferee of a Member's Interest who has not been admitted as a Member of the Company in accordance with Section 11.2.

1.1.7 "Bankruptcy" means, with respect to a Member: (i) such Member makes an assignment for the benefit of creditors; (ii) such Member files a voluntary petition for bankruptcy; (iii) such Member is adjudged as bankrupt or insolvent, or has entered against him or it an order for relief, in any bankruptcy or insolvency proceeding; (iv) such Member files a petition or answer seeking for himself or itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (v) such Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him or it in any proceeding of a nature described in this subsection 1.1.6; (vi) such Member seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Member of all or any substantial part of his or its assets; or (vii) one hundred twenty (120) days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or if within ninety (90) days after the appointment without the Member's consent or acquiescence of a trustee, receiver or liquidator of the Member of all or any substantial part of his or its properties, the appointment is not vacated or stayed, or within ninety (90) days after the expiration of any such stay, the appointment is not vacated.

1.1.8 "Capital Account" means an account established and maintained (in accordance with, and intended to comply with, Income Tax Regulations Section 1.704-1(b)) for each Member pursuant to Section 8.5 hereof.

1.1.9 "Capital Call" means a request by the Manger to the Members for an Additional Capital Contribution.

1.1.10 "Capital Contributions" means the contributions made by the Members to the Company pursuant to Section 8.1, Section 8.2, or Section 8.3 hereof and, in the case of all the Members, the aggregate of all such Capital Contributions.

1.1.11 "Certificate of Formation" means the Articles of Organization of this Company filed with the Delaware Secretary of State, Division of Corporations on August 16, 2022.

1.1.12 "Class A Members" Class A Members are persons accepted into the Company as owners of Class A1 and/or Class A2 Interests, as reflected on Exhibit 1 attached hereto as same may be amended from time to time. The interest of each Class A1 and/or Class A2 Member shall be as set forth in Sections 1.1.13 and 1.1.14 below.

1.1.13 "Class A1 Interests" means the One Hundred Twenty Three Thousand Five Hundred (123,500) CLASS A1 units of membership interest at Ten Dollars ($10.00) for an aggregate of One Million Two Hundred Thirty Five Thousand Dollars ($1,235,000). If fully issued, the Class A 1 Interests will represent Four and 28/100 Percentage Interest in the

Company and each Class A1 Interest has a .0004 Percentage interest in the Company. The Class A1 Interests shall be subject to dilution only if additional membership interests in the Company are issued for consideration in excess of Twelve and 50/100 Dollars per .00004001% of the Company. Any issuance of membership interests at a valuation of less than .0004001% for $12.50 shall dilute the Percentage Interest of the Class B Member.

1.1.14 "Class A2 Interests" means the Three Hundred Fifty Seven Thousand One Hundred Forty Three (357,143) Class A2 Interests each representing an original Capital Contribution of Twelve and 50/100 Dollars ($12.50) for an aggregate of Five Million Dollars and 00/100 Dollars ($5,000,000.00). Capital Contributions shall be payable in accordance with the written Subscription Agreement between the Company and the Class A2 Members. If fully issued, the aggregate Percentage Interest of the Class A2 Interests is fourteen and 29 /100 percent (14.29%) of the Company, which shall be subject to dilution only if additional membership interests in the Company are issued for consideration in excess of Twelve and 50/100 Dollars per .00004001% of the Company. Any issuance of membership interests at a valuation of less than .0004001 % for $12.50 shall dilute the Percentage Interest of the Class B Member.

1.1.15 Class B Interest" means the Interests held by the Class B Members. There shall be one thousand (1000) Class B Interests each requiring a capital contribution of One Hundred Dollars ($100.00) for One Hundred Thousand Dollars in the aggregate which capital contribution shall be in the form of contribution of software license, mobile application software, services and related assets. If fully issued, the Class B Interests shall represent one hundred percent (100%) of the aggregate profits, losses and tax credits or other tax items in the Company, subject to reduction upon the issuance of Class A, C, D and E Interests. The Class B Interests shall be allocated the Percentage Interest associated with any unissued Class A, C, D or E Interests.

1.1.16 "Class C Interest" means an Interest which is held by a Class C Member and is identified as such in *Exhibits "1" and "2"*. There shall be two thousand (2,000) Class C Interests. If fully subscribed, the Class C Interests shall be entitled to an initial percent two percent (2%) Percentage Interest, derived from the Class B Percentage Interest of CAREER CRAFTERS LLC, as and when issued. Each Class C Interest is entitled to an allocation and distribution of 1/1000 percent (.001%) Percentage Interest, as and when issued. The Class C Interests are reserved for issuance to one or more service providers.

1.1.17 Class D Interest" means one of the Ten Thousand (10,000) Class D Interests to be issued on such terms as approved by the Manager. Capital Contributions shall be payable in accordance with the written Subscription Agreement between the Company and the persons purchasing the Class D Interests (the "Class D Members"). The aggregate equity of the Class D Interests shall be determined by the Manager. Unless issued for a capital contribution greater than .00004001 percent per Twelve and 50/100 Dollars, the Class D Interests shall reduce the Percentage Interest of the Class B Members. Any issuance of membership interests at a valuation of higher than .00004001 percent per Twelve and 50/100 Dollars, shall dilute the Percentage Interest of the Class A, C, D and E Members proportionately.

1.1.18 "Class E Interest" means one of the Ten Thousand (10,000) Class E Interests to be issued on such terms as approved by the Manager. Capital Contributions shall be payable in accordance with the written Subscription Agreement between the Company and the persons purchasing the Class E Interests (the "Class E Members"). The aggregate equity of the Class E Interests shall be determined by the Manager. Unless issued for a capital contribution greater than .00004001 percent per Twelve and 50/100 Dollars, the Class E Interests shall reduce the Percentage Interest of the Class B Members. Any issuance of membership interests at a valuation of higher than .00004001 percent per Twelve and 50/100 Dollars, shall dilute the Percentage Interest of the Class A, C and D Members proportionately.

1.1.19 "Code" means the United States Internal Revenue Code of 1986, as amended, or any corresponding provision or provisions of any succeeding law and, to the extent applicable, the Income Tax Regulations.

1.1.20 "Company" means FIRST STRING TECHNOLOGIES LLC, a Delaware limited liability company.

1.1.21 "Distributable Cash" means, for each Fiscal Quarter, the GAAP (Generally Accepted Accounting Principles) Profits from Company operations less (only to the extent not yet included in the adjustments made to determine the GAAP Profits for such Fiscal Quarter) the following to the extent paid, accrued or set aside by the Company: (a) all principal payments on indebtedness of the Company and all other sums paid by the Company to lenders; (b) all capital expenditures of the Company's business, including but not limited to, any real estate purchase commitments and commitments for any Financing Receivable; (c) such Reserves as the Manager deems reasonably necessary to the proper operation of the Company's business; (d) Cash Available for Redemption; and (e) fees payable to the Manager under Article 5.

1.1.22 "Fiscal Quarter" means each period of January 1 to March 31, April 1 to June 30, July 1 to September 30, and October 1 to December 31 of each year.

1.1.23 "Income Tax Regulations" means, unless the context clearly indicates otherwise, the regulations in force as final or temporary that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code, and any successor regulations.

1.1.24 "Manager" means FST MANAGEMENT LLC which is elected as the Manager of the Company pursuant to Section 5.5 or Section 5.6 of this Agreement.

1.1.25 "Member" means any Person who (i) is one of the original signatories to this Agreement, (ii) those persons listed on *Exhibit "1"*, as same may be amended from time to time, and (iii) is later admitted to the Company as a Member in accordance with the Act and this Agreement, and (iii) has not ceased to be a Member for any reason.

1.1.26 "Net Capital Event Proceeds" means, with respect to any fiscal period, the amount of net proceeds from receipt of funds derived from the sale of an asset held for more than one year.

1.1.27 "Interest" means the allocable interest of each Member in the income, gain, loss, deduction, or credit of the Company, as set forth in *Exhibit "2"*, attached hereto and incorporated herein by reference, as amended from time to time. Percentage Interest includes the entire ownership interest of a Member in the Company at any particular time, including, without limitation, the right of such Member to participate in the Company's income or losses, Distributable Cash and any and all rights and benefits to which a Member may be entitled pursuant to this Agreement and under the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and the Act.

        1.1.28 "<u>Person</u>" means a natural person or any partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, limited life company, limited duration company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity or any other entity.

        1.1.29 "<u>Reserves</u>" means the reasonable reserves established and maintained from time to time by the Manager, in amounts reasonably considered adequate and sufficient from time to time by the Manager to pay taxes, fees, insurances or other costs and expenses, and including reserves for loan impairment, reserves for real estate value impairment or any other reserves incident to the Company's business.

        1.1.30 "<u>Secretary of State</u>" means the Secretary of State of the State of Delaware.

        1.1.31 "<u>Transfer</u>" means the voluntary or involuntary sale or assignment, by operation of law or otherwise, of a Member's Interests

Section 1.2   **Forms of Pronouns; Number; Construction.**   Unless the context otherwise requires, as used in this Agreement, the singular number includes the plural and the plural number may include the singular. The use of any gender shall be applicable to all genders. Unless otherwise specified, references to Articles, Sections or subsections are to the Articles, Sections, and Subsections in this Agreement. Unless the context otherwise requires, the term "including" shall mean "including, without limitation."

<center>ARTICLE 2</center>

<center>THE COMPANY</center>

Section 2.1   **Name.**   The name of the Company shall be FIRST STRING TECHNOLOGIES LLC.

Section 2.2   **Purpose of the Company.**   The Company is organized for the following objectives and purposes: The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be organized under the Act, which shall include, but not be limited to, operating a web site and related software applications for assisting students in obtaining employment upon leaving university/college.

Section 2.3   Term.   The Company shall continue in existence in perpetuity from the date of filing of its Certificate of Formation with the Delaware Secretary of State, unless earlier dissolved pursuant to the Act or <u>Section 13.1</u> of this Agreement.

ARTICLE 3

OFFICES

Section 3.1 **Registered Office.** The registered office of the Company in Delaware required by the Act shall be as set forth in the Company's Certificate of Formation until such time as the registered office is changed in accordance with the Act.

Section 3.2 **Principal Executive Office.** The principal executive office for the transaction of the business of the Company shall be fixed by the Manager within or without the State of Delaware.

Section 3.3 **Other Offices.** The Manager may at any time establish other business offices within or without the State of Delaware.

ARTICLE 4

MEMBERS; LIMITED LIABILITY OF MEMBERS; CLASSES; INTERESTS OF MEMBERS; CERTIFICATES; VOTING RIGHTS; MEETINGS OF MEMBERS

Section 4.1 **Members.** Each of the parties to this Agreement, and each Person admitted as a Member of the Company pursuant to the Act and Section 11.2 of this Agreement, shall be Members of the Company until they cease to be Members in accordance with the provisions of the Act, the Certificate of Formation, or this Agreement. Upon the admission of any new Member, *Exhibit "1"* attached hereto shall be amended accordingly.

Section 4.2 **Limited Liability.** Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

Section 4.3 **Nature of Membership Interest; Agreement Is Binding upon Successors.** The Interests of Members in the Company constitute their personal estate. No Member has any interest in any specific asset or property of the Company. In the event of the death or legal disability of any Member, the executor, trustee, administrator, guardian, conservator, or other legal representative of such Member shall be bound by the provisions of this Agreement with respect to the Interest held hereunder, including without limitation Section 11.1, Section 11.2 and Section 11.3. If a Member who is not a natural person is dissolved or terminated, the successor in interest of such Member shall be bound by the provisions of this Agreement with respect to the Interest held hereunder, including without limitation Section 11.1, Section 11.2 and Section 11.3.

Section 4.4 **Certificates Evidencing Interests.** The Company does not intend to issue certificates to the Members for their interests in the Company. The Company reserves the right to issue to every Member of the Company a certificate signed by the Manager of the Company specifying the Interest of such Member. If a certificate for registered interests is worn out or lost, it may be renewed on production of the worn-out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of the Manager.

Section 4.5   **Classes of Members.** The Company shall have five (5) classes of Members: Class A Members, Class B Members, Class C Members, Class D members and Class E Members Each such class of Members shall have the rights, powers, duties, obligations, preferences, and privileges set forth in this Agreement. The names and addresses of the Members shall be set forth in ***Exhibit "1"***, attached hereto and incorporated herein by reference, as amended from time to time.

Section 4.6   Voting Rights.

4.6.1   Except as may otherwise be provided in this Agreement, the Act, or the Certificate of Formation, each of the Members hereby waives his or its right to vote on any matters other than as set forth in this Section 4.6.

4.6.2   In accordance with Section 19.2, the affirmative vote of a majority in interest of the Class B Members -shall be required to:

(A)   approve amendments to this Agreement;

(B)   approve a sale of substantially all the assets of the Company;

(C)   approve indemnification of any Manager, Member, or officer of the Company as authorized by Article 13 of this Agreement; and

(D)   appoint a Liquidating Trustee in accordance with Subsection 13.2.1.

4.6.3   The following actions require the vote of a majority in interests of the Class B Member and the affected class Members:

(A)   authorize or approve a fundamental change in the business of the Company;

(B)   modify the number of Class A, C D or E Interests after issuance, alter the Interest of the Class A, C D or E Interests after issuance or alter the capital contribution required for each Class A, C, D or E Interest once any Class A, C, D or E Interests have been issued; and

(C)   to approve any Loans by the Company to a Manager or any guarantee of a Manager's personal obligations, in accordance with Article 17.

4.6.4   Unless a record date for voting purposes has been fixed as provided in Section 4.13 of this Agreement, only Persons whose names are listed as Members on Exhibit 1 of this Agreement of the Company at the close of business on the business day immediately preceding the day on which notice of the meeting is given or, if such notice is waived, at the close of business on the business day immediately preceding the day on which the meeting of Members is held shall be entitled to receive notice of and to vote as a Class A Member at such meeting, and such day shall be the record date for such meeting. Any Member entitled to vote on any matter may cast part of the votes in favor of the proposal and refrain from exercising the remaining votes or vote against the proposal (other than for election or removal of a Manager), but if the Member fails to specify the Interests such Member is voting affirmatively, it will be conclusively presumed that the Member's approving vote is with respect to all votes such Member is entitled to cast. Such vote may be a voice vote or by ballot; provided, however, that all votes for election or removal of a Manager must be by ballot upon demand made by the Class B Member at any meeting at which such election or removal is to be considered and before the voting begins.

4.6.5   Without limiting the preceding provisions of this <u>Article 4.7</u>, no Person shall be entitled to exercise any voting rights as a Member until such Person (i) shall have been admitted as a Member pursuant to <u>Article 11.2</u>, and (ii) shall have paid the Capital Contribution of such Person in accordance with <u>Article 8.1</u>.

Section 4.7   Place of Meetings.   All meetings of the Members shall be held at any place within or without the State of Delaware that may be designated by the Manager. In the absence of such designation, Members' meetings shall be held at the principal executive office of the Company. Meetings may be held virtually, by telephonic, internet or other similar means.

Section 4.8   Meetings of Members.   Meetings of the Members for the purpose of taking any action permitted to be taken by the Members may be called by any Manager or the Class B Member. Upon request in writing that a meeting of Members be called for any proper purpose, the Manager forthwith shall cause notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the Person or Persons calling the meeting, not less than ten (10) days nor more than sixty (60) days after receipt of the request. Except in special cases where other express provision is made by statute, written notice of such meetings shall be given to each Member entitled to vote not less than ten (10) days nor more than sixty (60) days before the meeting. Such notices shall state:

4.8.1   The place, date, and hour of the meeting;

4.8.2   Those matters which the Manager, at the time of the mailing of the notice, intend to present for action by the Members; and

4.8.3   The names of the Manager intended at the time of the notice to be presented for election by the Class B Members.

Section 4.9   Quorum.   The presence at any meeting in person or by proxy of Members holding not less than a majority of the Percentage Interests of the class or classes entitled to vote at such meeting shall constitute a quorum for the transaction of business. This section shall not be interpreted to alter the votes required by this Agreement.

Section 4.10   Waiver of Notice.   The actions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as if taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting, or an approval of the minutes thereof. For all purposes under this Agreement, a quorum shall mean the presence of (i) the Class B Member and (ii) a majority in interest of the Class A Members. The waiver of notice, consent, or approval need not specify either the business to be transacted or the purpose of any regular or special meeting of the Members, except that if action is taken or proposed to be taken for approval of any of those matters specified in <u>subsections 4.7.2</u>, <u>4.7.3</u>, and <u>4.7.4</u>, inclusive, of this Agreement, the waiver of notice, consent, or approval shall state the general nature of such proposal. All such waivers, consents or approvals shall be filed with the Company's records and made a part of the minutes of the meeting. Attendance of a Member at a meeting shall also constitute a waiver of notice of and presence at such meeting, except when the Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice but not so included, if such objection is expressly made at the meeting.

Section 4.11 **Action by Members Without a Meeting.** Any other action which, under any provision of the Act or the Certificate of Formation or this Agreement that may be taken at a meeting of the Members, may be taken without a meeting, and without notice except as hereinafter set forth. If a consent in writing, setting forth the action so taken, is signed by the Class B Member and a majority in interest of the Class A Members. All such consents shall be filed with the secretary of the Company and shall be maintained in the Company's records. Unless the consents of all Members entitled to vote have been solicited in writing, then (i) notice of any proposed Member approval without a meeting by less than unanimous written consent shall be given to those Members entitled to vote who have not consented in writing at least five (5) days before the consummation of the action authorized by such approval, and (ii) prompt notice shall be given of the taking of any other action approved by Members without a meeting by less than unanimous written consent to those Members entitled to vote who have not consented in writing.

Any Member giving a written consent, or the Member's proxyholders, or a personal representative of the Member or their respective proxyholders, may revoke the consent by a writing received by the secretary prior to the time that written consents of the number of votes required to authorize the proposed action have been filed with the secretary, but may not do so thereafter. Such revocation is effective upon its receipt by the secretary or, if there shall be no person then holding such office, upon its receipt by any other officer or Manager of the Company.

Section 4.12 **Record Date.** The Manager or, if there be no Manager then in office, then the Class B Member may fix a time in the future as a record date (the "Record Date") for the determination of the Members entitled to notice of and to vote at any meeting of Members or entitled to give consent to action by the Company in writing without a meeting, to receive any report, to receive any dividend or distribution, or any allotment of rights, or to exercise rights with respect to any change, conversion or exchange of interests. The Record Date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of any meeting, nor more than sixty (60) days prior to any other event for the purposes of which it is fixed. When a Record Date is so fixed, only Members of record at the close of business on that date are entitled to notice of and to vote at any such meeting, to give consent without a meeting, to receive any report, to receive a dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any interests on the books of the Company after the Record Date, except as otherwise provided by statute or in the Certificate of Formation or this Agreement.

If the Manager or the Members, as the case may be, do not so fix a record date, then (i) the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the business day immediately preceding the day on which notice is given or, if notice is waived, at the close of business on the business day immediately preceding the day on which the meeting is held, and (ii) the record date for determining Members entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given.

Section 4.13   Resignation and Withdrawal of Members.   No Member may resign or withdraw as a Member prior to the dissolution and winding up of the Company or without the consent of the Manager.

Section 4.14   Members May Participate in Other Activities. Each Member of the Company, either individually or with others, shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company.   No Member, acting in the capacity of a Member, shall be obligated to offer to the Company or to the other Members any opportunity to participate in any such other business venture.   Neither the Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member or Affiliate.   A Class B Member or Manager may engage in incidental use of the Company's computers, communication systems, or internet facilities for other business activities so long as such usage has no material impact upon the Company's facilities and equipment.

Section 4.15   Members Are Not Agents.   Pursuant to Article 5.1 of this Agreement, the management of the Company is vested in the Manager.   The Members shall have no power to participate in the management of the Company except as expressly authorized by the Act, this Agreement, or the Certificate of Formation.   No Member, acting solely in the capacity of a Member is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Manager, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.   Any attempt to do so is null and void.

Section 4.16   Transactions of Members with the Company.   Subject to any limitations set forth in this Agreement and with the prior approval of the Manager, a Member may lend money to and transact other business with the Company, such as providing services for compensation. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

Section 4.17   Loans by Members to the Company.   Without limiting Section 4.15, no Member shall be obligated to lend money to the Company. No Member may lend money to the Company without the prior approval of the Manager(s). Any loan by a Member to the Company with the required approval of the Manager(s) shall be separately entered on the books of the Company as a loan to the Company and not as a Capital Contribution, shall bear interest at such commercially reasonable rate as may be agreed upon by the lending Member and the Manager(s), and shall be evidenced by a promissory note containing commercially reasonable terms duly executed by the Manager.

Section 4.18   **General Prohibition on Withdrawal.**   No Member shall have the right to voluntarily or involuntarily withdraw, resign or otherwise disassociate (a "**Withdrawal**" or to "Withdraw") or receive a return of its Capital Contribution from the Company for a period of seven (7) years from the Interest Issue Date (the "Seven Year Term") applicable to said Member except with the prior written consent of the Manager and as provided in Section 4.20, Section 4.21, Section 4.22 or Section 4.23 hereto. Any Withdrawal for which no consent has been given, or which is not permitted under the aforementioned Sections, shall be null and void and of no legal effect whatsoever.

Section 4.19   **Mandatory Redemptions.**   If as a result of a Member Withdrawal, redemption or otherwise or issuance of additional Interests, the Company violates or will violate the ERISA Investor Restriction, the Manager has the right, exercisable in its sole discretion, to cause the Company to redeem outstanding Interests that are then held by ERISA Investors, on a pro rata basis, as is or may be necessary to ensure that the Company does not violate the ERISA Investor Restriction. In the event the Manager determines to exercise its rights under this Section 4.25, the Manager shall give each ERISA Investor immediate written notice of said determination, and in such Writing shall advise each ERISA Investor of the number of Interests to be redeemed from said Investor, the effective date of such redemption and the Redemption Price to be paid to such Investor.   Upon the effective date of such redemption, the Manager shall cause the Company to tender to each ERISA Investor the Redemption Price applicable to said Investor as directed by said Investor. No Surrender Fee or Processing Fee shall be assessed on a redemption occurring pursuant to this Section.

Section 4.20   **Company Option to Redeem.**   If a Member's Interests are Transferred (the "**Involuntary Transferred Interests**") to a Person not then a Member due to said Member's death or by any court or other judicial authority, including, but not limited to, Transfers ordered in a Bankruptcy proceeding, divorce, or as a result of garnishment, attachment or execution, the Company has the option, exercisable in its sole and exclusive discretion, to redeem all, but not less than all, of the Involuntary Transferred Interests for the price and upon the terms set forth in this Section 4.20.   Within thirty (30) Business Days after the date on which the Company actually receives written notice of the applicable event, the Company shall provide written notice of its exercise of its option to redeem to the Member, the court, and the proposed assignee and/or the successor of the Member ("**Successor**") as applicable (the "**Option Notice**").

The redemption price for the Involuntary Transferred Interests shall be an amount equal to their Redemption Price less the Processing Fee *and* less all any and all loss, liability, damages, loss and expenses incurred by the Company as a result of or related to the Transfer. In the event the Company has an offset right under this Section 4.26 and exercises the same, then the Company shall notify in Writing the Member, the court and/or Successor, as applicable, of the amount of offset, with reasonable detail and documentation regarding the same, and shall provide the amount of the redemption price as reduced by any offset.

      4.20.1 The closing of the redemption of the Involuntary Transferred Interests pursuant to this Section 4.201. may occur electronically or at the principal place of business of the Company and shall take place within a reasonable amount of time after the Option Notice.

4.20.2 Notwithstanding anything else contained herein to the contrary, the Successor and/or the applicable Member shall merely be an assignee (and not a Member) from and after the date of the applicable event causing the Transfer, and such Successor and/or the applicable Member shall thereinafter have no right to vote or exercise rights of a Member hereunder.

4.20.3 In the event that any Successor and/or the applicable Member ("**Defaulting Person**") shall be required to sell its Involuntary Transfer Interests pursuant to this Section 4.20.3, and in the further event that Defaulting Person is unable to, or for any reason does not, deliver such Involuntary Transfer Interests and necessary documentation to the Company and the Manager in accordance with the applicable provisions of this Agreement, then the Company may deposit the applicable redemption price for such Involuntary Transfer Interests, by certified check with the Company's primary bank, as agent or trustee, or in escrow, for such Defaulting Person, to be held by the bank until withdrawn by such Defaulting Person. Upon the deposit of the redemption price as provided for herein the Involuntary Transfer Interests of such Defaulting Person to be redeemed pursuant to Section 4.20 of this Agreement shall at such time be deemed to have been redeemed by and conveyed to the Company, and such Defaulting Person shall have no further rights thereto, and the Company shall record the redemption in its books and records. The Manager shall so notify in writing the Defaulting Person but lack of such notice shall have no impact on the redemption.

Section 4.21 For Cause Redemption. The Manager shall have the right to redeem (i.e., purchase) the interest of any Member in the Company for "Cause" or "Good Reason." The term "Cause" means: (i) A breach by the Member of any of the terms, conditions or obligations of the Member contained in this OPERATING AGREEMENT, including, without limitation, transferring or obtaining (voluntarily, by operation of law or otherwise) an Interest in the Company without the Manager's written consent; (ii) Fraud, dishonesty or willful and serious misconduct by the Member with respect to the business or affairs of the Company; (iii) Any misrepresentation by a Member in any subscription for Interests in the Company (including of any representation made in the OPERATING AGREEMENT); and (iv) Ongoing and persistent interference with the orderly conduct of the Company's affairs.

4.21.1 The term "Good Reason" means: (i) Fraud, dishonesty or serious misconduct by the Member, other than with respect to the business or affairs of the Company, which involves an act or omission that is likely to adversely affect the business, affairs or reputation of the Company; (ii) The Member's continued ownership of an Interest, in the sole discretion of the Manager, that could interfere with the ownership or operation of any material Company asset or activity, including, without limitation, rendering the Company ineligible for any license, permit, registration, status, concession, opportunity or benefit; (iii) The Member (1) becoming subject to any of the "bad actor" disqualifications within the meaning of Rule 506(d) under the Securities Act, (2) being prohibited from owning an interest in or otherwise affiliated with the Company pursuant to any applicable law, rule, regulation, order or judgment, or (3) the Member otherwise becoming a disreputable person; except that, the foregoing (1) through (3) shall be considered "Cause" if the acts or circumstances giving rise to any of them fall within the definition of "Cause" described above. The redemption of a Member for Cause will not be considered a remedy for breach and will not limit or in any way diminish any right or remedy the Company may have on account of an act or omission constituting Cause. The Interests of all transferees, successors or assignees of a Member (including a permitted transferee) will also be subject to redemption if any transferee, successor or assignee has engaged in any of the acts described in the foregoing definitions of Cause and Good Reason, or if the assigning or another predecessor Member of the permitted transferee (whether or not a Member) engaged in any of such acts.

4.21.2 The redemption price of a Member's interest in the Company will be determined with reference to the fair market value of the Company's assets, which will be determined by the Manager in a commercially reasonable manner. In the case of a redemption for Cause, (i) the redemption price will not exceed seventy five percent (75%) of the Member's unreturned capital and (ii) the redemption price will be reduced by all of the Company's reasonable costs and expenses associated with the redemption, including without limitation attorney's and other professional fees, filing fees and transfer taxes. In the case of a redemption for Good Reason, the redemption price shall be the fair market value, reduced by fifty percent (50%) of such expenses and shall be paid in cash. In the case of a redemption for Cause, the Redemption Price shall be paid in the form of an unsecured promissory note, without interest, payable to the redeemed Member over a three-year term.

ARTICLE 5

MANAGEMENT OF THE COMPANY

Section 5.1   Manager.   Subject to the provisions of the Act and any limitations in the Certificate of Formation and this Agreement as to action required to be authorized or approved by the Members, the business and affairs of the Company shall be managed and all its powers shall be exercised by or under the direction of the Manager.

5.1.1   Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Manager shall have the following powers:

(A)   to conduct, manage and control the business and affairs of the Company and to make such rules and regulations therefor not inconsistent with law or with the Certificate of Formation or with this Agreement, as the Manager shall deem to be in the best interests of the Company;

(B)   to appoint and remove at pleasure the officers, agents, and employees of the Company, prescribe their duties and fix their compensation;

(C)   to borrow money and incur indebtedness for the purposes of the Company and to cause to be executed and delivered therefor, in the Company's name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefor;

(D)   to designate an advisory board and/or other committees, to serve at the pleasure of the Manager, and to prescribe the manner in which proceedings of such committees shall be conducted;

(E) to acquire real and personal property, arrange financing and enter into contracts;

(F) to make all other arrangements and do all things which are necessary or convenient to the conduct, promotion, or attainment of the business, purposes, or activities of the Company; and

(G) to buy, sell, lease, encumber, mortgage and otherwise dispose of substantially all the assets of the Company.

Section 5.2   **Agency Authority of Manager.**   The Manager is authorized to sign checks, contracts and obligations on behalf of the Company.

Section 5.3   **Limited Liability.** Except as expressly set forth in this Agreement or required by law, no Manager shall be personally liable for any debt, obligation, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager of the Company. This section shall not be construed to insulate a Manager from liability in the event its actions are intentional, willful, or fraudulent.

Section 5.4   **Standards of Conduct; Modification of Duties.**   Notwithstanding any other provision of this Agreement or other applicable provision of law whenever in this Agreement or any other agreement contemplated hereby or otherwise, the Manager, in its capacity as the Manager of Company, is permitted to or required to make a decision, the Manager shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no fiduciary duty or obligation other than the duties of good faith and fair dealing to give any consideration to any interest of or factors affecting the Company or the Members, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under any other law, rule or regulation other than the Act. Whenever in this Agreement or any other agreement contemplated hereby or otherwise the Manager is permitted to or required to make a decision in "good faith" then for purposes of this Agreement, the Manager, shall be conclusively presumed to be acting in good faith if such Person or Persons subjectively believe(s) that the decision made or not made is in the best interests of the Company.

5.4.1   Whenever the Manager makes a determination or takes or declines to take any other action in its individual capacity as opposed to its capacity as the Manager of the Company, whether under this Agreement or any other agreement contemplated hereby or otherwise, then the Manager is entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty) or obligation (other than the duties of good faith and fair dealing to the Company) to any Member or any other Person bound by this Agreement, and the Manager shall not, to the fullest extent permitted by law, be required to act pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or any other law, rule or regulation or at equity other than the Act.

5.4.2   Except as expressly set forth in this Agreement, to the fullest extent permitted by law, the Manager shall not have any duties or liabilities other than the duties of good faith and fair dealing to the Company, any Member or any other Person bound by this Agreement or any creditor of the Company, and the provisions of this Agreement, to the extent that they restrict or otherwise modify or eliminate the duties and liabilities, including fiduciary duties, of the Manager otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of the Manager.

        5.4.3   The Members expressly acknowledge that the Manager is under no obligation to consider the separate interests of the Members (including, without limitation, the tax consequences to Members) in deciding whether to cause the Company to take (or decline to take) any actions, and that the Manager shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by Members in connection with such decisions.

        5.4.4   The Manager may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties hereto.

        5.4.5   The Manager may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by them, and any act taken or omitted to be taken in reliance upon the advice or opinion of such Persons as to matters that the Manager reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

        5.4.6   The Manager shall have the right, in respect of any of their powers or obligations hereunder, to act through any of their duly authorized officers or any duly appointed attorney or attorneys-in-fact. Each such attorney shall, to the extent provided by the Manager in the power of attorney, have full power and authority to do and perform each and every act and duty that is permitted or required to be done by the Manager hereunder.

Section 5.5   **Number and Qualifications of Manager.** There shall be one (1) authorized Manager, however, subject to the provisions of the Act and any limitations in the Certificate of Formation, the authorized number of managers may be changed from time to time upon the affirmative vote of Class B Members holding not less than a majority of each of the Class B votes. The initial Manager is FST Management, LLC. The Manager may, but need not, be a Member of the Company.

Section 5.6   Election and Removal of the Manager.

        5.6.1   The Manager shall be elected by the vote of Members holding not less than a majority of the Class B Interests at any meeting of the Members, or by written consent of Members holding not less than a majority of the Class B Interests pursuant to Section 4.11 of this Agreement. Except as otherwise provided by the Act or the Certificate of Formation, each Manager, including a Manager elected to fill a vacancy, shall hold office until his or her death, Bankruptcy, mental incompetence, resignation, or removal.

5.6.2   Any Manager may be removed, with or without cause, by the votes of Members holding not less than a majority of the Class B Interests represented and voting at a duly held meeting of the Members at which a quorum is present (which Members voting affirmatively also constitute at least a majority of the required quorum), or by written consent of a majority of the Class B Interests pursuant to Section 4.10 of this Agreement.

5.6.3   Any Manager may be removed for Cause upon the vote of a majority of the Percentage Interests of the Class A Members. For purposes of removal of a Manager, "for Cause" shall mean any of the following:

(A)   Breach or default by a Manager of any material term or obligation under this OPERATING AGREEMENT that is not waived in writing by a majority of each of the Class A and Class B Members or cured within ten (10) days of notice of the alleged breach or default;

(B)   The willful and continued failure of a Manager to substantially perform that party's customary duties (other than due to such party's death or incapacity due to physical or mental illness), the reckless disregard of the performance of such party's duties, or the willful engaging by the Manager in gross misconduct, which is materially injurious to the Company, monetarily or otherwise;

(C)   The inability of a Manager (if an individual) to perform his duties hereunder by reason of illness, or physical or mental incapacity of any kind, for a period of more than sixty (60) days. If disputed by the Manager, the Manager shall submit to a medical examination by a qualified medical doctor selected by the Company to determine the Manager's ability to perform his duties;

(D)   A felony conviction or conviction of any felony offense involving moral turpitude, whether as a result of a guilty plea, a plea of nolo contendere, a verdict of guilty; or

(E)   Making materially false, misleading, or inaccurate statements in connection with the rendering of services as a Manager that results in material financial damage to the Company.

5.6.4   The proposed removal of any Manager other than based upon Section 5.6.3 D shall first be subject to written notice setting forth the alleged basis for the removal. Upon receipt of written notice, the recipient Manager shall have up to thirty (30) days to cure the alleged basis for removal. Any dispute regarding whether the alleged basis has been cured shall be subject to the dispute resolution provisions of Section 19.8. For purposes of Section 5.6, "material" means having a dollar value in excess of Seventy-Five Thousand Dollars ($75,000.00).

Section 5.7   Manager. The name and address of the Manager, to hold office from and after the date of this Agreement until one or more successors are elected and qualified, is as set forth in ***Exhibit "3"*** attached hereto and incorporated herein by reference. Such Manager is appointed by the Class B Members signing this OPERATING AGREEMENT.

Section 5.8   Manager May Engage in Other Activities. The Manager of the Company, either individually or with others, shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. No Manager, acting in the capacity of a Manager, shall be obligated to offer to the Company, the Members, or to any other Manager any opportunity to participate in any such other business venture. Neither the Company nor any Member shall have any right to any income or profit derived from any such other business venture of a Manager.

Section 5.9 **Transactions of Manager with the Company.** The Manager may lend money to and transact other business with the Company. Subject to other applicable law, such Manager has the same rights and obligations with respect thereto as a Person who is not a Member or Manager.

Section 5.10 **Compensation of Manager.** As more particularly set forth in subsections 5.10.1 to 5.10.6 below, the Manager, if it performs the duties in connection therewith, shall be entitled to receive compensation as follows: organizational fee, property management fee, partnership management fee, construction management fee, asset management fee, which fees may be paid to an Affiliate.

5.10.1 Reimbursements. The Manager shall be reimbursed by the Company for all expenses, fees, or costs incurred on behalf of the Company, including, without limitation, organizational expenses, legal fees, filing fees, accounting fees, out of pocket costs of reporting to any governmental agencies, insurance premiums, travel, costs of evaluating investments and other costs and expenses.

5.10.2 Asset Management Fee. The Company shall pay to the Manager an annual asset management fee equal to two percent (2%) of the Company's gross revenue (not including sales or use taxes) (the "**Asset Management Fee**"), payable monthly. For purposes of calculating the Management Fee, shall be measured as of the last Business Day of each month, and the Management Fee for that month shall be paid on the first Business Day of the subsequent month.

5.10.3 Cost Sharing. The Company shall pay to the Manager a reasonable monthly amount for its utilization of the Manager's office, personnel and equipment, at the discretion of the Manager.

Section 5.11 Reserved

Section 5.12 **Insufficient Funds.** In the Event there are insufficient Company Funds to pay the Manager any Management Fee then due, the Manager in its sole discretion may cause such Management Fee to be accrued and paid at such time(s) as the Company has sufficient funds or upon the liquidation of the Company. Any unpaid Management Fee shall be an accrued liability of the Company.

Section 5.13 **Placement Fee.** The Manager may, in its sole discretion, pay up to eight percent (8.0%) of Gross Proceeds to advisors (the "Placement Fees"), including licensed attorneys in connection with his/her representation of an investing client or the Company, a licensed Investment Advisor under the Investment Advisor Act of 1940, as amended, or a licensed securities broker or agent holding licenses from FINRA and the Securities and Exchange Commission.

Section 5.14   Representative.   For taxable years beginning after February 14, 2022 (or any earlier year, if the Manager, so elects), the Manager shall designate a Company representative (in such capacity, the "Company Representative") to act under Section 6223 of the Code as amended by the Bipartisan Budget Act of 2015 (or any successor thereto) (the "2015 Act") and in any similar capacity under state, local or non-U.S. law, as applicable.   The Company Representative may be removed and replaced by the Manager at any time in its sole discretion. Notwithstanding anything else to the contrary in this Agreement, the Company Representative shall apply the provisions of subchapter C of Chapter 63 of the Code, as amended by the 2015 Act (or any successor rules thereto), or similar provisions of state, local or non-U.S. tax law, with respect to any audit, imputed underpayment, other adjustment, or any such decision or action by the Internal Revenue Service (or other tax authority) with respect to the Company or the Members for such taxable years, in the manner determined by the Company Representative with the approval of the Manager.

5.14.1 The Members shall have no claim against the Company or Company Representative for any form of damages or liability as a result of actions taken or remedies pursued by or on behalf of the Company in order to comply with the rules under subchapter C of Chapter 63 of the Code, as amended by the 2015 Act (or any successor rules thereto) or similar provisions of state, local or non-U.S. law.

5.14.2 The Company Representative shall keep the Members informed of any inquiries, audits, other proceedings, or tax deficiencies assessed or proposed to be assessed (of which the Company Representative is actually aware) by any taxing authority against the Company or the Members.

5.14.3 So long as the Company satisfies the provisions of Sections 6221(b)(1)(B) through (D) of the Code, the Company Representative, with the approval of the Manager, may cause the Company to make the election set forth in Section 6221(b)(1) of the Code so that the provisions of Subchapter C of Chapter 63 of the Code shall not apply to the Company. If such election is made the Company Representative shall provide the proper notice to each Member in accordance with Section 6221(b)(1)(E).

5.14.4 Provided the election described in Section 5.14.3 above is not in effect, in the case of any adjustment by the IRS in the amount of any item of income, gain, loss, deduction, or credit of the Company or any Member's distributive share thereof ("**IRS Adjustment**"), the Company Representative shall respond to such IRS Adjustment in accordance with either Section 5.14.5 or Section 5.14.6.

5.14.5 In accordance with section 6225 of the Code as enacted under the 2015 Act, the Company Representative may cause the Company to pay an imputed underpayment as calculated under section 6225(b) of the Code with respect to the IRS Adjustment, including interest and penalties ("**Imputed Tax Underpayment**") in the Adjustment Year. The Company Representative shall use commercially reasonable efforts to pursue available procedures to reduce any Imputed Tax Underpayment on account of any Member's tax status. Each Member agrees to amend its U.S. federal income tax return(s) to include (or reduce) its allocable share of the Company's income (or losses) resulting from an IRS Adjustment and pay any tax due with such return as required under Section 6225(c)(2) of the Code, even if an Imputed Tax

Underpayment liability of the Company or IRS Adjustment occurs after the Member's withdrawal from the Company. The Company Representative may elect at his/its sole discretion to follow and implement the Centralized Partnership Audit Regulations and thereby address any tax issues at the Company level.

       5.14.6 Alternatively, the Company Representative may elect under section 6226 of the Code as implemented under the 2015 Act to cause the Company to issue adjusted Internal Revenue Service Schedules "K-1" (or such other form as applicable) reflecting a Member's shares of any IRS Adjustment for the Adjustment Year.

       5.14.7 Each Member does hereby agree to indemnify and hold harmless the Company, Manager, and Company Representative from and against any liability with respect to the Member's proportionate share of any Imputed Tax Underpayment or other IRS Adjustment resulting in liability of the Company, regardless of whether such Member is a Member in the Company in an Adjustment Year, with such proportionate share as reasonably determined by the Manager, including the Manager's reasonable discretion to consider each Member's interest in the Company in the Reviewed Year and a Member's timely provision of information necessary to reduce the amount of Imputed Tax Underpayment set forth in section 6225(c) of the Code. This obligation shall survive a Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company.

       5.14.8 Each Member does hereby agree to indemnify and hold harmless the Company, the Manager and Company Representative from and against any liability with respect to the Member's proportionate share of any item of income, gain, loss, deduction, or credit of the Company or any Member's distributive share thereof reported on an adjusted Internal Revenue Service Schedule K-1 received by the Company with respect to any entity in which the Company holds an ownership interest and which results in liability of the Company, regardless of whether such Member is a Member in the Company in an Adjustment Year, with such proportionate share as reasonably determined by the Manager, including the Manager' reasonable discretion to consider each Member's interest in the Company in the Reviewed Year and a Member's timely provision of information necessary to reduce the amount of Imputed Tax Underpayment set forth in section 6225(c) of the Code. This obligation shall survive a Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company.

       5.14.9 "Adjustment Year" means: (1) in the case of an adjustment pursuant to the decision of a court, the Company's taxable year in which the decision becomes final; (2) in the case of an administrative adjustment request, the Company's taxable year in which the administrative adjustment is made; or (3) in any other case, the Company's taxable year in which the notice of final Company adjustment is mailed.

ARTICLE 6

MEETINGS OF MANAGER

Section 6.1   **Place of Meetings.** Meetings of the Manager shall be held at any place within or without the State of Delaware that has been designated from time to time by the Manager.

Section 6.2   Action by Manager Without a Meeting. Any action required or permitted to be taken by the Manager may be taken without a meeting by the Manager.

ARTICLE 7

OFFICERS

Section 7.1   General. Subject to the provisions of the Act and the Certificate of Formation, the Manager may determine from time to time to appoint one or more individuals as officers of the Company. Every officer must be at least 18 years of age. An officer need not be a Member or Manager of the Company, and any number of offices may be held by the same person. The Manager shall determine the nature and extent of the duties to be performed by any officer, which shall be reduced to writing. Officers may include a President, a Secretary, a Treasurer, one or more Vice-presidents and such other officers as may be designated from time to time by the Manager.

Section 7.2   Appointment and Removal. The officers shall be appointed by the Manager. Each officer, including an officer elected to fill a vacancy, shall hold office at the pleasure of the Manager until his or her successor is elected, except as otherwise provided by the Act. Any officer may be removed, with or without cause, by the Manager.

ARTICLE 8

CAPITAL CONTRIBUTIONS

Section 8.1   Initial Capital Contributions.

8.1.1   Each Member shall make or has made the Capital Contribution to the Company in cash as set forth in ***Exhibit "1"***. The Manager shall decide in its sole discretion the date upon which the subscriptions for classes of Interests shall be closed.

8.1.2   Upon the date of admission of a new Member in accordance with Section 11.2, each new Member shall make a Capital Contribution to the Company in such amount and in such form as the Manager shall accept.

8.1.3   Upon receipt of each such Capital Contribution the Company shall credit each Member's Capital Account with the amount of such Member's Capital Contribution as shown in Exhibit "1", as amended from time to time.

Section 8.2   Additional Capital Contributions.

8.2.1   No Class A Member shall be obligated to contribute additional capital to the Company, whether pursuant to a Capital Call by the Manager or otherwise. No Class A Member shall be permitted or authorized to make any additional Capital Contributions without the prior approval of the Manager. Additional Capital Contributions may be necessary to accomplish the purposes and objectives of the Company. Additional Capital Contributions may be made by the Class A Members when determined necessary, from time to time, in the amounts and representing such Percentage Interest and within the time determined by the approval of the

Manager. Such additional Capital Contributions shall be payable in proportion to each Class A Member's Percentage Interest. If all of the then current Class A Members are unable or unwilling to meet the demand for Additional Capital Contributions, the Class A Members acknowledge that new members may be added at the time additional capital is required on terms no more favorable than was offered to the existing Class A Members. The Class A Members acknowledge that their Membership Interests may change (including being diluted) from time to time as a result of adding new Members to obtain Additional Capital Contributions. In the event that one or more Class A Members is unable or unwilling to contribute Additional Capital, then the Manager(s) may amend this Agreement to admit new Members on terms no more favorable than was offered to the existing Members. However, this section is not for the benefit of any creditors of the Company. No creditor of the Company may obtain any right under this paragraph to make any claim that a Class A Member is obligated to contribute capital to the Company for the purpose of satisfying the Company's creditors.

8.2.2   Existing Class A Members that make Additional Capital Contributions pursuant to a Capital Call shall receive a Capital Account credit for each such Additional Capital Contribution at the time and in the amount that such contribution is made and their related Percentage Interests, as reflected on ***Exhibits "1" and "2"***, shall be adjusted accordingly based upon the capital contributed. Existing Class A Members that do not make Additional Capital Contributions when asked by the Manager to do so hereby agree and acknowledge that their Percentage Interests may be diluted in proportion to the Additional Capital Contributions made by existing or newly admitted Members.   REMOVE-

Section 8.3   Withdrawal or Reduction of Capital Contributions.

8.3.1   Except as expressly provided in this Agreement, no Member shall have the right to withdraw from the Company all or any part of his or its Capital Contribution until the earlier to occur of (i) seven (7) years from the dates of admission as a Member or (ii) the dissolution and winding up of the Company.

Without limiting the generality of subsection 8.3.1, no Member shall receive any part of his or its Capital Contribution whether upon the dissolution of the Company or otherwise until all liabilities of the Company, except liabilities to Members on account of their Capital Contributions, have been paid or there remains property in the Company sufficient to pay them.

8.3.2   A Member, irrespective of the nature of his or its Capital Contribution, shall only have the right to demand and receive cash in return for his or its Capital Contribution.

Section 8.4   No Interest Payable on Capital Contributions. No interest shall be payable on or with respect to the Capital Contributions or Capital Accounts of Members.

Section 8.5   Capital Accounts.

8.5.1   A single Capital Account shall be maintained for each Member (regardless of the class of Interests owned by such Member and regardless of the time or manner in which such Interests were acquired) in accordance with the capital accounting rules of Section 704(b) of the Code, and the regulations thereunder (including without limitation Section 1.704-

1(b)(2)(iv) of the Income Tax Regulations). In general, under such rules, a Member's Capital Account shall be:

(A)   increased by (i) the amount of money contributed by the Member to the Company (including the amount of any Company liabilities that are assumed by such Member other than in connection with distribution of Company property), (ii) the fair market value of property contributed by the Member to the Company (net of liabilities secured by such contributed property that under Section 752 of the Code the Company is considered to assume or take subject to), and (iii) allocations to the Member of Company income and gain (or item thereof), including income and gain exempt from tax; and

(B)   decreased by (i) the amount of money distributed to the Member by the Company (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with contribution of property to the Company), (ii) the fair market value of property distributed to the Member by the Company (net of liabilities secured by such distributed property that under Section 752 of the Code such Member is considered to assume or take subject to), (iii) allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to capital account, and (iv) allocations to the Member of Company loss and deduction (or item thereof).

8.5.2   Where Section 704(c) of the Code applies to Company property or where Company property is revalued pursuant to paragraph (b)(2)(iv)(t) of Section 1.704-1 of the Income Tax Regulations, each Member's Capital Account shall be adjusted in accordance with paragraph (b)(2)(iv)(g) of Section 1.704-1 of the Income Tax Regulations as to allocations to the Members of depreciation, depletion, amortization and gain or loss, as computed for book purposes with respect to such property.

8.5.3   When Company property is distributed in kind (whether in connection with liquidation and dissolution or otherwise), the Capital Accounts of the Members shall first be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Account previously) would be allocated among the Members if there were a taxable disposition of such property for the fair market value of such property (taking into account Section 7701(g) of the Code) on the date of distribution.

8.5.4   The Members shall direct the Company's accountants to make all necessary adjustments in each Member's Capital Account as required by the capital accounting rules of Section 704(b) of the Code and the regulations thereunder.

ARTICLE 9

ALLOCATION OF PROFITS AND LOSSES; TAX AND ACCOUNTING MATTERS

Section 9.1   Allocations. Each Member's distributive share of income, gain, loss, deduction, or credit (or items thereof) of the Company as shown on the annual federal income tax return prepared by the Company's accountants or as finally determined by the United States Internal Revenue Service or the courts, and as modified by the capital accounting rules of Section 704(b) of the Code and the Income Tax Regulations thereunder, as implemented by <u>Section 8.5</u> hereof, as applicable, shall be determined as follows:

9.1.1   Allocations. Except as otherwise provided in this <u>Section 9.1</u>:

(A)   items of income, gain, loss, deduction or credit (or items thereof) shall be allocated among the Members in proportion to their Percentage Interests as set forth in ***Exhibit "2"***, if any, except that items of loss or deduction allocated to any Member pursuant to this <u>Section 9.1</u> with respect to any taxable year shall not exceed the maximum amount of such items that can be so allocated without causing such Member to have a deficit balance in his or its Capital Account at the end of such year, computed in accordance with the rules of paragraph (b)(2)(ii)(d) of Section 1.704-1 of the Income Tax Regulations. Any such items of loss or deduction in excess of the limitation set forth in the preceding sentence shall be allocated as follows and in the following order of priority:

(1)   first, to those Members who would not be subject to such limitation, in proportion to their Percentage Interests; and

(2)   second, any remaining amount to the Members in the manner required by the Code and Income Tax Regulations.

Subject to the provisions of <u>subsections 9.1.2 – 9.1.11</u>, inclusive, of this Agreement, the items specified in this <u>Section 9.1</u> shall be allocated to the Members as necessary to eliminate any deficit Capital Account balances.

9.1.2   <u>Allocations With Respect to Property</u>. Solely for tax purposes, in determining each Member's allocable share of the taxable income or loss of the Company, depreciation, depletion, amortization and gain or loss with respect to any contributed property, or with respect to revalued property where the Company's property is revalued pursuant to paragraph (b)(2)(iv)(f) of Section 1.704-1 of the Income Tax Regulations, shall be allocated to the Members in the manner (as to revaluations, in the same manner as) provided in Section 704(c) of the Code. The allocation shall take into account, to the full extent required or permitted by the Code, the difference between the adjusted basis of the property to the Member contributing it (or, with respect to property which has been revalued, the adjusted basis of the property to the Company) and the fair market value of the property determined by the Members at the time of its contribution or revaluation, as the case may be.

9.1.3   <u>Minimum Gain Chargeback</u>. Notwithstanding anything to the contrary in this Section 9.1, if there is a net decrease in Company Minimum Gain or Company Nonrecourse Debt Minimum Gain (as such terms are defined in Sections 1.704-2(b) and 1.704-2(i)(2) of the Income Tax Regulations, but substituting the term "Company" for the term "Partnership" as the context requires) during a Company taxable year, then each Member shall be allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in the manner provided in Section 1.704-2 of the Income Tax Regulations. This provision is intended to be a "minimum gain chargeback" within the meaning of Sections 1.704-2(f) and 1.704-2(i)(4) of the Income Tax Regulations and shall be interpreted and implemented as therein provided.

9.1.4   Qualified Income Offset. Subject to the provisions of subsection 9.1.3, but otherwise notwithstanding anything to the contrary in this Section 9.1, if any Member's Capital Account has a deficit balance in excess of such Member's obligation to restore his or its Capital Account balance, computed in accordance with the rules of paragraph (b)(2)(ii)(d) of Section 1.704-1 of the Income Tax Regulations, then sufficient amounts of income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Member in an amount and manner sufficient to eliminate such deficit as quickly as possible. This provision is intended to be a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Income Tax Regulations and shall be interpreted and implemented as therein provided.

9.1.5   Depreciation Recapture. Subject to the provisions of Section 704(c) of the Code and subsections 9.1.2 – 9.1.4, inclusive, of this Agreement, gain recognized (or deemed recognized under the provisions hereof) upon the sale or other disposition of Company property, which is subject to depreciation recapture, shall be allocated to the Member who was entitled to deduct such depreciation.

9.1.6   Loans. If and to the extent any Member is deemed to recognize income as a result of any loans pursuant to the rules of Sections 1272, 1273, 1274, 7872 or 482 of the Code, or any similar provision now or hereafter in effect, any corresponding resulting deduction of the Company shall be allocated to the Member who is charged with the income. Subject to the provisions of Section 704(c) of the Code and subsections 9.1.2 – 9.1.4, inclusive, of this Agreement, if and to the extent the Company is deemed to recognize income as a result of any loans pursuant to the rules of Sections 1272, 1273, 1274, 7872 or 482 of the Code, or any similar provision now or hereafter in effect, such income shall be allocated to the Member who is entitled to any corresponding resulting deduction.

9.1.7   Tax Credits. Tax credits shall generally be allocated according to Section 1.704-1(b)(4)(ii) of the Income Tax Regulations or as otherwise provided by law. Investment tax credits with respect to any property shall be allocated to the Members pro rata in accordance with the manner in which Company profits are allocated to the Members under subsection 9.1.1 hereof, as of the time such property is placed in service. Recapture of any investment tax credit required by Section 47 of the Code shall be allocated to the Members in the same proportion in which such investment tax credit was allocated.

9.1.8   Change of Pro Rata Interests. Except as provided in subsection 9.1.6 and subsection 9.1.7 hereof or as otherwise required by law, if the proportionate interests of the Members of the Company are changed during any taxable year, all items to be allocated to the Members for such entire taxable year shall be prorated on the basis of the portion of such taxable year which precedes each such change and the portion of such taxable year on and after each such change according to the number of days in each such portion, and the items so allocated for each such portion shall be allocated to the Members in the manner in which such items are allocated as provided in section 9.1.1 during each such portion of the taxable year in question.

9.1.9   Effect of Special Allocations on Subsequent Allocations. Any special allocation of income or gain pursuant to subsection 9.1.3 or subsection 9.1.4 hereof shall be taken into account in computing subsequent allocations of income and gain pursuant to this

<u>Section 9.1</u> so that the net amount of all such allocations to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this <u>Section 9.1</u> if such special allocations of income or gain under <u>subsection 9.1.3</u> or <u>subsection 9.1.4</u> hereof had not occurred.

        9.1.10 Nonrecourse and Recourse Debt. Items of deduction and loss attributable to Member nonrecourse debt within the meaning of Section 1.7042(b)(4) of the Income Tax Regulations shall be allocated to the Members bearing the economic risk of loss with respect to such debt in accordance with Section 1704-2(i)(l) of the Income Tax Regulations. Items of deduction and loss attributable to recourse liabilities of the Company, within the meaning of Section 1.752-2 of the Income Tax Regulations, shall be allocated among the Members in accordance with the ratio in which the Members share the economic risk of loss for such liabilities.

        9.1.11 State and Local Items. Items of income, gain, loss, deduction, credit and tax preference for state and local income tax purposes shall be allocated to and among the Members in a manner consistent with the allocation of such items for federal income tax purposes in accordance with the foregoing provisions of this <u>Section 9.1</u>.

<u>**Section 9.2**</u>   <u>**Accounting Matters.**</u> The Manager shall cause to maintain complete books and records accurately reflecting the accounts, business and transactions of the Company on a calendar-year basis and using such cash, accrual, or hybrid method of accounting as in the judgment of the Manager, as the case may be, is most appropriate; provided, however, that books and records with respect to the Company's Capital Accounts and allocations of income, gain, loss, deduction or credit (or item thereof) shall be kept under U.S. federal income tax accounting principles as applied to partnerships.

<u>**Section 9.3**</u>   <u>**Tax Status and Returns.**</u>

        9.3.1   Any provision hereof to the contrary notwithstanding, solely for United States federal income tax purposes, each of the Members hereby recognizes that the Company may be subject to the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, the filing of U.S. Partnership Returns of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

        9.3.2   The Manager shall prepare or cause to be prepared all tax returns and statements, if any, that must be filed on behalf of the Company with any taxing authority and shall make timely filing thereof. The Manager shall exercise commercially reasonable efforts, to prepare or cause to be prepared and delivered to each Member within ninety (90) days after the end of each calendar year a report setting forth in reasonable detail the information with respect to the Company during such calendar year reasonably required to enable each Member to prepare his or its federal, state, and local income tax returns in accordance with applicable law then prevailing. Nonetheless, neither the Manager nor the Company shall be liable to any Member for failing to complete and deliver such tax information within said ninety (90) days and each Member acknowledges that they may have to file for an extension of time to file their personal tax returns.

ARTICLE 10

DISTRIBUTIONS

Section 10.1 **Distributions of Distributable Cash.** Distributions of Distributable Cash, if any, shall be distributed quarterly, within forty-five (45) days after the end of each calendar quarter. All distributions of Distributable Cash, if any, shall be distributed as follows: (i) ten percent (10%) to the Class A Interests issued and outstanding, pro rata, and the balance to the Class B Members, pro rata. ADD ALL CLASSES Notwithstanding the foregoing, the Manager at its discretion may delay or defer any distributions.

Section 10.2 **Form of Distributions.**

10.2.1 No Member, regardless of the nature of the Member's Capital Contribution, has any right to demand and receive any distribution from the Company in any form other than money in the form of US currency. No Member may be compelled to accept from the Company a distribution of any asset in kind.

10.2.2 Without limiting the generality of subsection 10.2.1, the Manager may, with the consent of the Member receiving the distribution and other Members holding not less than a majority of the Percentage Interests of all classes voting together as single class, distribute specific property or assets of the Company to one or more Members.

Section 10.3 **Restriction on Distributions.**

10.3.1 No distribution shall be made if, after giving effect to the distribution:

(A)   The Company would not be able to pay its debts as they become due in the usual course of business; or

(B)   The Company's total assets would be less than the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights of other Members, if any, upon dissolution that are superior to the rights of the Member receiving the distribution.

10.3.2 The Manager may base a determination that a distribution is not prohibited on any of the following:

(A)   financial statements prepared on the basis of GAAP accounting practices and principles;

(B)   A fair valuation; or

(C)   Any other method that is reasonable in the circumstances.

The effect of a distribution is to be measured as of the date the distribution is authorized if the payment is to occur within one hundred twenty (120) days after the date of authorization, or the date payment is made if it is to occur more than one hundred twenty (120) days after the date of authorization.

Section 10.4 **Return of Distributions.** Members and Assignees who receive distributions made in violation of the Act or this Agreement shall return such distributions to the Company. Except for those distributions made in violation of the Act or this Agreement, no Member or Assignee shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. The amount of any distribution returned to the Company by a Member or Assignee or paid by a Member or Assignee for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to the Member or Assignee.

Section 10.5 **Withholding from Distributions.** To the extent that the Company is required by law to withhold or to make tax or other payments on behalf of or with respect to any Member, the Company may withhold such amounts from any distribution and make such payments as so required. For purposes of this Agreement, any such payments or withholdings shall be treated as a distribution to the Member on behalf of whom the withholding or payment was made.

Section 10.6 **754 Election.** In the event of a distribution of property to a Member, the death of an individual Member or a transfer of any interest in the Company permitted under the Act or this Agreement, the Company may, in the discretion of the Manager upon the written request of the transferor or transferee, file a timely election under Section 754 of the Code and the Income Tax Regulations thereunder to adjust the basis of the Company's assets under Section 734(b) or 743(b) of the Code and a corresponding election under the applicable provisions of state and local law, and the person making such request shall pay all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

Section 10.7 Minimum Tax Distribution. Without limiting the generality of **Section 10.1 or 10.2**, if and to the extent that the Company is earning income which will result in the Members being subject to income tax on their distributive share of the Company's income, minimum distributions shall be made to the Members in such amounts and at such times (but in no event later than May 31 each year) as shall be sufficient to enable the Members to meet United States income tax liability arising or incurred as a result of their participation in the Company. For the purposes of such distributions, it shall be assumed that the Members are taxable at combined U.S. federal individual, state and local rates of forty percent (40%). Any such distribution shall be made on a nondiscriminatory basis to all Members pro rata in accordance with their respective Percentage Interests. It is specifically recognized that in making a forty percent (40%) assumption regarding tax distributions, some Members may receive a distribution that is in excess of their actual tax liabilities, and some Members may receive a distribution that is less. If the total distributions that otherwise would be distributed with respect to a year to each Member under this Agreement, without regard to this Section 10.7 are sufficient to satisfy the minimum amounts of distributions required to be paid to each Member under this Section 10.7 then no Tax Distributions will be paid for such year, and distributions for such year will be payable pursuant to the other provisions of this Agreement. Furthermore, no Tax Distributions are to be paid in connection with the dissolution and liquidation of the Company.

ARTICLE 11

TRANSFER OF INTERESTS; ADMISSION OF MEMBERS; OPTION TO PURCHASE INTEREST OF DECEASED OR DISSOLVED MEMBER; RIGHT OF FIRST REFUSAL

Section 11.1 **Transfer of Interests.** Interests may be transferred, sold, conveyed or assigned by Members (i) after nine (9) months from the date of purchase, and (ii) provided that any such transfer, sale or assignment is exempt from any applicable registration requirements of federal and state law and is also in compliance with all other applicable federal and state laws and regulations. The Company may require an opinion of legal counsel satisfactory to the Company in connection, with and as a pre-condition for, any transfer, sale or assignment.

Section 11.2 **Admission of New Members.**

11.2.1 No Person shall be admitted as a Member of the Company by assignment or sale of a Member's Interest to a person not already a Member unless (i) the Manager shall have voted to approve the admission of such Person as a new Member.

11.2.2 No person shall be admitted to the Company as a new Member without contributing capital and without the approval of the Manager and in compliance with Section 8.2.1. The Company shall establish a Capital Account which shall be credited with the Capital Contribution of the new Class A Member. The Company shall establish a Capital Account which shall be credited with the Capital Contribution of any new Member. Upon the admission of new Members, *Exhibits "1" and "2"* shall be adjusted to reflect the new Percentage Interests and Capital Accounts of the Members.

ARTICLE 12

ACCOUNTING, RECORDS, REPORTING TO AND BY MEMBERS

Section 12.1 **Books and Records.** The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the generally accepted accounting principles as established by the Financial Accounting Standards Board from time to time (GAAP). The books and records of the Company shall reflect all the Company's transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office all of the following:

12.1.1 A current list of the full name and last known business or residence address of each Member and Assignee set forth in alphabetical order, together with the Capital Contributions, Capital Accounts, and Interest of each Member or Assignee;

12.1.2 A current list of the full name and business or residence address of the Manager;

12.1.3 A copy of the Certificate of Formation and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate of Formation or any amendments thereto have been executed;

12.1.4 Copies of the Company's U.S. federal, state and local income tax or information returns and reports, if any, and any tax returns or reports filed by or on behalf of the Company in any other jurisdiction, for the six (6) most recent taxable years;

12.1.5 A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

12.1.6 Copies of the financial statements of the Company, if any, for the six (6) most recent fiscal years;

12.1.7 Copies of all Company contracts; and

12.1.8 The accounting records of the company, including, without limitation, checks, cancelled checks, bank statements, ledgers, invoices, and similar records.

Section 12.2 Delivery to Members and Inspection.

12.2.1 Upon the request of any Member for purposes reasonably related to the interest of that Person as a Member, the Manager shall promptly deliver to the requesting Member, at the expense of the Member, a copy of the information required to be maintained under subsections 12.1.1, subsection 12.1.2 and subsection 12.1.4, and a copy of this Agreement.

12.2.2 Each Member and Manager has the right, upon reasonable request for purposes reasonably related to the interest of the Person as Member or Manager, to:

(A)   inspect and copy during normal business hours any of the Company records described in subsections 12.1.1 – 12.1.8, inclusive, of this Agreement; and

(B)   obtain from the Manager, promptly after their becoming available, a copy of the Company's U.S. federal, state and local income tax or information returns and reports and any tax returns and reports filed in any other jurisdiction for each fiscal year of the Company.

12.2.3 The Manager shall be responsible for the preparation of financial reports of the Company and for the coordination of financial matters of the Company with the Company's accountants. Annual compiled financial statements shall be prepared that include a statement showing any item of income, gain, deduction, credit, or loss allocable for U.S. federal income tax purposes pursuant to the terms of this Agreement.

12.2.4 Any inspection or copying by a Member under this Section 12.2 may be made by that Person or that Person's agent or attorney

Section 12.3 **Filings.** The Manager, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Manager, at Company expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to or restatements of the Certificate of Formation and all reports required to be filed by the Company with those entities under the Act or other then-current applicable laws, rules, and regulations.

Section 12.4 **Bank Accounts.** The Manager shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person. In the event the Company is unable to obtain bank accounts, the funds of the Company may be held as determined by the Manager.

Section 12.5 **Accounting Decisions and Reliance on Others.** All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Manager. The Manager may rely upon the advice of the Company's accountants as to whether such decisions are in accordance with accounting methods followed for U.S. federal income tax purposes or for purposes of any other jurisdiction in which the Company does business or is required to file tax returns or reports under applicable law.

ARTICLE 13

DISSOLUTION AND LIQUIDATION

Section 13.1 **Dissolution.** Subject to the provisions of the Act or the Certificate of Formation, the Company may be dissolved, and its affairs wound up upon the first to occur of the following

13.1.1 At the time specified in the Certificate of Formation, or upon the expiration of the term specified in Section 2.3 of this Agreement; or

13.1.2 The written consent of Members holding a majority of the Percentage Interests of all classes voting together as a single class; or

13.1.3 Upon the sale of substantially all of the assets of the Company.

Section 13.2 **Liquidation.**

13.2.1 Upon the occurrence of any of the events of dissolution as set forth in Section 13.1 of this Agreement, the Company, at the election of the Manager in its sole discretion, shall cease to engage in any further business, except to the extent necessary to perform existing obligations, and shall wind up its affairs and liquidate its assets. The Manager or Liquidating Trustee appointed by the Manager, or if there be no Manager then in office by the Class B Members (by a vote of a majority of the Class B Members) class), shall appoint a liquidating trustee (who may, but need not, be a Member) who shall have sole authority and control over the winding up and liquidation of the Company's business and affairs and shall diligently pursue the winding up and liquidation of the Company in accordance with the Act. As soon as practicable after his or her appointment, the Liquidating Trustee shall cause to be filed a statement of intent to dissolve as required by the Act.

13.2.2 During the course of liquidation, the Members shall continue to share profits and losses as provided in Section 10.1 of this Agreement, but the Manager shall have sole discretion with respect to cash distributions to the Members until the Distribution Date (as defined in Section 13.3).

Section 13.3 Liabilities. Liquidation shall continue until the Company's affairs are in such condition that there can be a final accounting, showing that all fixed or liquidated obligations and liabilities of the Company are satisfied or can be adequately provided for under this Agreement. The assumption or guarantee in good faith by one or more financially responsible Persons shall be deemed to be an adequate means of providing for such obligations and liabilities. When the Manager or Liquidating Trustee has determined that there can be a final accounting, the Manager or Liquidating Trustee shall establish a date (not to be later than the end of the taxable year of the liquidation, i.e., the time at which the Company ceases to be a going concern as provided in Section 1.704-1(b)(2)(ii)(g) of the Income Tax Regulations, or, if later, ninety (90) days after the date of such liquidation) for the distribution of the proceeds of liquidation of the Company (the "Distribution Date"). The net proceeds of liquidation of the Company shall be distributed to the Members as provided in Section 13.5 hereof not later than the Distribution Date.

Section 13.4 Upon dissolution and termination, the Manager or Liquidating Trustee, as the case may be, shall wind up the affairs of the Company, shall sell all the Company assets as promptly as consistent with obtaining, insofar as possible, the fair value thereof after paying all liabilities, including all costs of dissolution. The proceeds from the liquidation of the assets of the Company and collection of the receivables of the Company, together with the assets distributed in kind, to the extent sufficient therefore, shall be applied and distributed in the following descending order of priority:

       13.4.1 to the payment and discharge of all of the Company's debts and liabilities and the expenses of the Company including liquidation expenses;

       13.4.2 to the creation of any reserves which the Manager and Liquidating Trustee deems necessary for any contingent or unforeseen liabilities or obligations of the Company;

       13.4.3 to the payment and discharge of all of the Company's debts and liabilities owing to Members, but if the amount available for payment is insufficient, then pro rata in proportion to the amount of the Company debts and liabilities owing to each Member;

       13.4.4 to all the Members in the proportion of their respective positive Capital Accounts, as those accounts are determined after all adjustments to such accounts for the taxable year of the Company during which the liquidation occurs as are required by this Agreement and Income Tax Regulations § 1.704-I(b), such adjustments to be made within the time specified in such Income Tax Regulations; and

       13.4.5 to the Members in proportion to their Interests as set forth in ***Exhibit "2"***.

Section 13.5 Certificate of Cancellation. Upon dissolution and liquidation of the Company, the Manager or Liquidating Trustee as the case may be, shall cause to be executed and filed with the Secretary of State of the State of Delaware, a certificate of cancellation in accordance with the Act.


ARTICLE 14

INDEMNIFICATION


Section 14.1   Indemnification: Proceeding Other than by Company. The Company may, but is not obligated to, in the sole discretion of the Manager, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, involving the Company or its property, except an action by or in the right of the Company, by reason of the fact that he or she is or was a Manager, Member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a Manager, Member, shareholder, director, officer, partner, trustee, employee or agent of any other Person, joint venture, trust or other enterprise, against expenses, including reasonable attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.   The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

Section 14.2   Indemnification: Proceeding by Company. The Company may, but shall not be obligated, indemnify, in the sole discretion of the Manager, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a Manager, Member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a Manager, Member, shareholder, director, officer, partner, trustee, employee or agent of any other Person, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 14.3   Mandatory Indemnification. To the extent that a Manager, Member, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Sections 14.1 and Section 14.2, or in defense of any claim, issue or matter involving the Company or its property, he or she must be indemnified by the Company against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense.

Section 14.4   Authorization of Indemnification. Any indemnification under Sections 14.1 and Section 14.2, unless ordered by a court or advanced pursuant to Section 14.5, may be made by the Company only as authorized in the specific case upon a determination that indemnification of the Manager, Member, officer, employee or agent is proper in the circumstances. In a case in which the Manager is seeking to be indemnified under this Article 14, the determination must be made by a majority of the Class B Members.

Section 14.5 **Mandatory Advancement of Expenses.** The expenses of the Manager, Members, and officers incurred in defending a civil or criminal action, suit or proceeding in a matter involving the Company or its property, must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Manager, Member or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Company. The provisions of this Section 14.5 do not affect any rights to advancement of expenses to which personnel of the Company other than the Manager, Members, or officers may be entitled under any contract or otherwise.

Section 14.6 **Effect and Continuation.** The indemnification and advancement of expenses authorized in or ordered by a court pursuant to Sections 14.1 – 14.5, inclusive:

14.6.1 Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Certificate of Formation or any limited liability company agreement, vote of Members or disinterested Manager, if any, or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to Section 14.2 or for the advancement of expenses made pursuant to Section 14.5, may not be made to or on behalf of any Member, Manager or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, breach of fiduciary duty, fraud or a knowing violation of the law and was material to the cause of action.

14.6.2 Continues for a person who has ceased to be a Member, Manager, officer, employee or agent and inures to the benefit of his or her heirs, executors and administrators.

Section 14.7 **Notice of Indemnification and Advancement.** Any indemnification of, or advancement of expenses to, a Manager, Member, officer, employee or agent of the Company in accordance with this Article 14, if arising out of a proceeding by or on behalf of the Company, shall be reported promptly by the Manager in writing to the all the Members.

Section 14.8 **Repeal or Modification.** Any repeal or modification of this Article 14 by the Members of the Company shall not adversely affect any right of a Manager, Member, officer, employee or agent of the Company existing hereunder at the time of such repeal or modification.


ARTICLE 15

SEAL


Section 15.1 **Seal.** The Manager or, if no Manager shall have been elected, the Members may adopt a seal of the Company in such form as the Manager or the Members, as the case may be, shall decide.

ARTICLE 16

INVESTMENT REPRESENTATIONS

Each Member, by his or its execution of this Agreement, hereby represents and warrants:

Section 16.1 Experience. By reason of his or its business or financial experience, or by reason of the business or financial experience of his or its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, such Member is capable of evaluating the risks and merits of an investment in the Company and of protecting his or its own interests in connection with this investment.

Section 16.2 Investment Intent. Such Member is acquiring the Interest for investment purposes for his or its own account only and not with a view to or for sale in connection with any distribution of all or any part of the Interest.

Section 16.3 Economic Risk. Such Member is financially able to bear the economic risk of his or its investment in the Company, including the total loss thereof.

Section 16.4 No Obligation to Register. Such Member acknowledges and agrees that the Company and the Manager are under no obligation to register or qualify the Interests under the Securities Exchange Act of 1933, as amended or under any state securities law or under the laws of any other jurisdiction, or to assist such Member in complying with any exemption from registration and qualification.

Section 16.5 No Disposition in Violation of Law. Without limiting the representations set forth above, and without limiting Article 11 of this Agreement, such Member will not make any disposition of all or any part of the Interests which will result in the violation by such Member or by the Company of the Securities Act or any other applicable securities laws, whether federal or state. Without limiting the foregoing, each Member agrees not to make any disposition of all or any part of the Interests unless and until:

16.5.1 there is then in effect a registration statement under the Securities Act and other applicable laws covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of federal and state securities laws; or

16.5.2 such Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Manager, such Member has furnished the Company with a written opinion of legal counsel, reasonably satisfactory to the Company, that such disposition is exempt from registration under the Securities Act and other applicable state and federal laws.

16.5.3 That he/it understands and has represented to all potential purchasers that all projections and financial or other materials which he/it may have been furnished are not based on historical operating results, because no reliable results exist, and are based only upon estimates and assumptions which are subject to future conditions and events which are unpredictable, and which may not be relied upon in making an investment decision.

ARTICLE 17

COMPANY LOANS AND GUARANTEES

Section 17.1 **General.** The provisions contained in this Article 17 set forth the terms and conditions by which the Company may make a loan or guarantee to or for the benefit of any Manager or officer of the Company.

Section 17.2 **Members' Approval Required.** The Company shall not make any loan of money or property to, or guarantee the obligation of, any Manager of the Company for any purpose not directly related to the business or affairs of the Company.

Section 17.3 **Loans Generally Not to be Secured upon Interests in the Company.** The Company shall not make any loan of money or property to, or guarantee the obligation of, any person upon the security of Interests in the Company.

Section 17.4 **Advances for Expenses of Manager and Officers.** Notwithstanding anything to the contrary contained in Section 17 hereof, the Company may advance money to any Manager or officer of the Company for any expenses reasonably anticipated to be incurred in the performance of the duties of such Manager or officer, provided that in the absence of such advance such Manager or officer would be entitled to be reimbursed for such expenses by this Company or any subsidiary of this Company.

ARTICLE 18

DEFAULTS AND REMEDIES

Section 18.1 **Defaults.** If a Member materially defaults in the performance of his or its obligations under this Agreement, and (a) such default is a monetary default that is not cured within ten (10) days after written notice of such default is given by a Manager to the defaulting Member or (b) such default is a non-monetary default that is not cured within thirty (30) days after written notice of such default is given by a Manager to the defaulting Member then the Manager shall have the rights and remedies described in Section 18.2 hereunder in respect of each default.

Section 18.2 **Remedies.** If a Member fails to perform his or its obligations under this Agreement, the Manager shall have the right, in addition to all other rights and remedies provided herein, on behalf of the Company to bring the matter to mandatory non-binding mediation pursuant to Section 19.9 or mandatory binding arbitration pursuant to Section 19.10. The award of the arbitrator in such a proceeding shall be binding and may include an order for specific performance by the defaulting Member of his or its obligations under this Agreement, an award for damages for payment of sums due to the Company or to a Member, and/or may result in the defaulting Member's expulsion. Upon expulsion, a Member shall no longer have any ongoing rights, but shall be entitled to pro rata allocation and distribution of profits, if any, for the year of expulsion.

ARTICLE 19

MISCELLANEOUS

Section 19.1   Entire Agreement.   This Agreement, and the Exhibits hereto, constitute the entire agreement among the Members with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties, whether written or oral. No party hereto shall be liable or bound to the other in any manner by any warranties, representations or covenants with respect to the subject matter hereof except as specifically set forth herein.

Section 19.2   Amendments.

19.2.1 This Agreement may be amended only by the affirmative vote of a majority in interest of the Class A Members and the vote of seventy-five percent in interest of the Class B Members, except clerical or ministerial amendments that may be approved by a majority in interest of the Class B Members. All amendments shall be in writing.

19.2.2 The Certificate of Formation may only be amended by the affirmative vote of seventy-five percent in interest of the Class A and Class B Members. Any such amendment shall be in writing and shall be executed and filed in accordance with the Act.

Section 19.3   No Waiver.   No consent or waiver, express or implied, by the Company or a Member to or of any breach or default by any Member in the performance by such Member of his or its obligations under this Agreement shall constitute a consent to or waiver of any similar breach or default by that or any other Member. Failure by the Company or a Member to complain of any act or omission to act by any Member, or to declare such Member in default, irrespective of how long such failure continues, shall not constitute a waiver by the Company or such Member of his or its rights under this Agreement.

Section 19.4   Representation of Shares of Companies or Interests in Other Entities.   Any Manager of this Company is authorized to vote, represent, and exercise on behalf of this Company all rights incident to any and all shares of any other company or companies, or any interests in any other Person, standing in the name of this Company. The authority herein granted to said Manager to vote or represent on behalf of this Company any and all shares held by this Company in any other company or companies, or any interests in any other Person, may be exercised by such Manager in person or by any other person authorized so to do by proxy or power of attorney duly executed by said Manager.

Section 19.5   Inconsistencies.   In the event of any inconsistency in the actions taken by any Manager or by the president (or vice president) and secretary (or assistant secretary), the decision or action of a Manager shall prevail over any decision or action of an officer, and the decision or action of the president shall prevail over that of any other officer.

Section 19.6   Third Parties.   Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

Section 19.7   Severability. If one or more provisions of this Agreement are held by a proper court to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary and permitted by law, shall be severed herefrom, and the balance of this Agreement shall be enforced in accordance with its terms.

Section 19.8   Governing Law. This Agreement shall be governed by and construed under the substantive laws of the State of Delaware, without regard to Delaware choice of law principles.

Section 19.9   Mandatory Mediation. The parties agree that any and all disputes, claims or controversies arising out of or relating to this Agreement shall first be submitted to JAMS, or its successor, for mediation, and if the matter is not resolved through non-binding mediation, then it shall be submitted to JAMS, or its successor, for final and binding arbitration pursuant to the clause set forth in Section 19.10 below. Either party may commence mediation by providing to JAMS and the other party a written request for mediation, setting forth the subject of the dispute and the relief requested. The parties will cooperate with JAMS and with one another in selecting a mediator from the JAMS panel of neutrals and in scheduling the mediation proceedings. The parties agree that they will participate in the mediation in good faith and that they will share equally in its costs. All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, employees, experts and attorneys, and by the mediator or any JAMS employees, are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation.

19.9.1 Either party may initiate arbitration with respect to the matters submitted to mediation by filing a written demand for arbitration at any time following the initial mediation session or at any time following forty-five (45) days from the date of filing the written request for mediation, whichever occurs first ("**Earliest Initiation Date**"). The mediation may continue after the commencement of arbitration if the parties so desire.

19.9.2 At no time prior to the Earliest Initiation Date shall either side initiate an arbitration or litigation related to this Agreement except to pursue a provisional remedy that is authorized by law or by JAMS Rules or by agreement of the parties. All applicable statutes of limitation and defenses based upon the passage of time shall be tolled until fifteen (15) days after the Earliest Initiation Date. The parties will take such action, if any, required to effectuate such tolling.

Section 19.10 Arbitration. Each party **to** this Agreement hereby agrees that the sole and exclusive forum and remedy for the final resolution of a Claim shall be final and binding arbitration pursuant to this Section 19.10 (this "**Arbitration Provision**"). The arbitration shall be conducted in Fulton County, Georgia. As used in this Arbitration Provision, "Claim" shall include any past, present, or future claim, dispute, or controversy involving a Member (or persons claiming through or connected with a Member), on the one hand, and the Company or the Manager, on the other hand, relating to or arising out of this Agreement, any subscription agreement or related documents, any Interests, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of 19.10.11 below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. All Claims are subject to arbitration except those arising under the U.S. federal securities laws. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable as a matter of law. The party initiating arbitration shall do so with JAMS (jamsadr.com). The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply. In any arbitration arising out of or related to this Agreement, requests for documents:

Shall be limited to documents which are directly relevant to significant issues in the case or to the case's outcome;

19.10.1 Shall be restricted in terms of time frame, subject matter and persons or entities to which the requests pertain; and

19.10.2 Shall not include broad phraseology such as "all documents directly or indirectly related to." (See JAMS Discovery Protocols; JAMS Arbitration Rule 16.2).

19.10.3 There shall be production of electronic documents only from sources used in the ordinary course of business. Absent a showing of compelling need, no such documents are required to be produced from backup servers, tapes or other media.

19.10.4 Absent a showing of compelling need, the production of electronic documents shall normally be made on the basis of generally available technology in a searchable format which is usable by the party receiving the e-documents and convenient and economical for the producing party. Absent a showing of compelling need, the parties need not produce metadata, with the exception of header fields for email correspondence.

19.10.5 The description of custodians from whom electronic documents may be collected shall be narrowly tailored to include only those individuals whose electronic documents may reasonably be expected to contain evidence that is material to the dispute.

19.10.6 Where the costs and burdens of e-discovery are disproportionate to the nature of the dispute or to the amount in controversy, or to the relevance of the materials requested, the arbitrator will either deny such requests or order disclosure on condition that the requesting party advance the reasonable cost of production to the other side, subject to the allocation of costs in the final award. (See JAMS Discovery Protocols; JAMS Arbitration Rule 16.2).

19.10.7 In any arbitration arising out of or related to this Agreement, there shall be no interrogatories or requests to admit.

19.10.8 If the Company elects arbitration, the Company shall pay the administrator's filing costs and administrative fees (other than hearing fees). If a Member elects arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator's rules. The Company shall pay the administrator's hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator's rules or applicable law requires otherwise, or a Member requests that the Company pay them and the Company agrees to do so. Each party shall bear the expense of its own attorney's fees, except as otherwise provided by law. If a statute gives a Member the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

19.10.9 Within thirty (30) days of a final award by the arbitrator, a party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, an opposing party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the "**FAA**"), and may be entered as a judgment in any court of competent jurisdiction.

19.10.10 The Company agrees not to invoke the right to arbitrate an individual Claim that a Member may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT.

19.10.11 Unless otherwise provided in this Agreement or consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two (2) or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not: (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party; or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify or fail to enforce this subsection 19.10.12, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this subsection 19.10.12 shall be determined exclusively by a court and not by the administrator or any arbitrator.

19.10.12 This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

19.10.13 This Arbitration Provision shall survive: (i) suspension, termination, revocation, closure or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party hereto or other party; and (iii) any transfer of any loan or Interests or any amounts owed on such loans or notes, to any other party. If any portion of this Arbitration Provision other than subsection 19.10.11 is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If arbitration is brought on a class, representative or collective basis, and the limitations on such proceedings in are finally adjudicated pursuant to the last sentence of subsection 19.10.12 to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

19.10.14 Each Member acknowledges, understands and agrees that: (a) arbitration is final and binding on the parties; (b) the parties are waiving their right to seek remedies in court, including the right to jury trial; (c) pre-arbitration discovery is generally more limited than and potentially different in form and scope from court proceedings; (d) the final award by the arbitrator is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of a ruling by the arbitrators is strictly limited; and (e) the panel of arbitrators may include a minority of persons engaged in the securities industry.

19.10.15 BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION CONTAINED IN THIS AGREEMENT, MEMBERS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

19.10.16 Waiver of Court & Jury Rights. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT SOLELY BEFORE A JUDGE. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE INTERESTS OR THE COMPANY, INCLUDING CLAIMS UNDER THE U.S. FEDERAL SECURITIES LAWS.

Section 19.11 Payment of Legal Fees and Costs. In the event that a Member: (a) initiates or asserts any suit, legal action, claim, counterclaim or proceeding regarding, relating to or arising under this Agreement, the Interests or the Company, including claims under the U.S. federal securities laws; and (b) does not, in a judgment on the merits, substantially achieve, in substance and amount, the full remedy sought or the equivalent is reached in settlement, then the Member shall be obligated to reimburse the Company and any parties indemnified by the Company for any and all fees, costs and expenses of every kind and description (including, but not limited to, all reasonable attorneys' fees, the costs of investigating a claim and other litigation expenses) that the Company and any parties indemnified by the Company may incur in connection with such Claim.

Section 19.12 Choice of Venue.   Any suit, legal action or proceeding involving any dispute or matter regarding, relating to or arising under this Agreement shall be brought solely in the United States District Court with jurisdiction covering Fulton County, Georgia.   All parties hereby consent to the exercise of personal jurisdiction, and waive all objections based on improper venue and/or forum non conveniens, in connection with or in relation to any such suit, legal action or proceeding.

Section 19.13 Notices.   Unless otherwise provided in this Agreement, any notice or other communication herein required or permitted to be given shall be in writing and shall be given by electronic communication, hand delivery, registered or certified mail, with proper postage prepaid, return receipt requested, or courier service regularly providing proof of delivery, addressed to the party hereto as provided as follows:

all communications intended for the Company shall be sent to and all communications intended for a Member shall be sent to the address of such Member set forth in Exhibit "1" to this Agreement.

For all purposes of this Agreement, a notice or communication will be deemed effective:

       (A)   if delivered by hand or sent by courier, on the day it is delivered unless that day is not a day upon which commercial banks are open for business in the city specified (a "Local Business Day") in the address for notice provided by the recipient, or if delivered after the close of business on a Local Business Day, then on the next succeeding Local Business Day; or

       (B)   if sent by registered or certified mail, on the tenth Local Business Day after the date of mailing.

Section 19.14 Titles and Subtitles. The titles of the sections and paragraphs of this Agreement are for convenience only and are not to be considered in construing this Agreement.

Section 19.15 Currency. Unless otherwise specified, all currency amounts in this Agreement refer to the lawful currency of the United States of America.

Section 19.16 Partition.   Each Member irrevocably waives any right that it may have to maintain any action for partition with respect to any of the Company's property.

Section 19.17 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and shall become effective when there exist copies hereof which, when taken together, bear the authorized signatures of each of the parties hereto.

Section 19.18 Preparation of Agreement.   This OPERATING AGREEMENT has been prepared by David G. LeGrand, Esq. (the "**Law Firm**"), counsel for FIRST STRING TECHNOLOGIES LLC in the course of its representation of it, and:

    i.   The Members have been advised by the Law Firm that a conflict of interest exists among the Members' individual interests; and

ii. The Members have been advised by the Law Firm to seek the advice of independent counsel; and

iii. The Members have been represented by independent counsel or have had the opportunity to seek such representation; and

iv. The Law Firm has not given any advice or made any representations to the Members with respect to the tax consequences of this Agreement; and

v. The Members have been advised that the terms and provisions of this Agreement may have tax consequences and the Members have been advised by the Law Firm to seek independent counsel with respect thereto; and

vi. The Members have been represented by independent counsel or have had the opportunity to seek such representation with respect to the tax consequences of this Agreement.

Section 19.19 **NO RELIANCE.** THE MEMBERS ACKNOWLEDGE THAT NEITHER THE MANAGER NOR ANY PERSON ACTING ON BEHALF OF THE MANAGER HAS MADE ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO THE INTERESTS OR ANY SECURITIES OF THE COMPANY, AND THE MEMBERS CONFIRM THAT THEY HAVE NOT BASED THEIR INVESTMENT DECISIONS ON, AND ARE N

OT RELYING ON, ANY REPRESENTATIONS OR WARRANTIES FROM THE MANAGER. NO PERSON ACTING ON BEHALF OF THE MANAGER OR COMPANY IS REPRESENTING OR ACTING ON BEHALF OF ANY MEMBER WITH RESPECT TO ANY MATTER RELATED TO THE COMPANY.

IN WITNESS WHEREOF, FIRST STRING TECHNOLOGIES LLC, through its Manager and the Members hereby execute this OPERATING AGREEMENT effective as of August 22, 2022.

[Signatures on Following Pages]

FIRST STRING TECHNOLOGIES LLC

FST MANAGEMENT LLC, MANAGER
a Georgia limited liability company

By _____

    Barry W. Jones, Manager

Class B Members: Career Crafters LLC

By _____

    Barry W. Jones, Manager

FST MANAGEMENT LLC,
a Georgia limited liability company

By _____

    Barry W. Jones, Manager

    Class C Member

    Rosie Labs

    By _____

EXHIBIT "1"

Names, Addresses, Capital Contributions of Class A1 Members*

NAME	ADDRESS	CAPITAL CONTRIBUTION	INTEREST
NONE			

Names, Addresses, Capital Contributions of Class A2 Members*

NAME	ADDRESS	CAPITAL CONTRIBUTION	INTEREST
NONE			

EXHIBIT "2"

Names, Addresses, Capital Contributions and Interest of Class B Members

NAME	ADDRESS	CAPITAL CONTRIBUTION		INTERESTS
Career Crafters LLC		$75,000	750	Class B Interests
	1030 Oaklake Terrace			
	Watkinsville, GA 30677			
FST Management LLC		$25,000	250	Class B Interests
	1030 Oaklake Terrace			
	Watkinsville, GA 30677			

Names, Addresses, Capital Contributions and Interest of Class C Members*

NONE

Names, Addresses, Capital Contributions and Interest of Class D Members*

NONE

Names, Addresses, Capital Contributions and Interest of Class E Members*

NONE

EXHIBIT "3"

MANAGER

Name	Address
FST MANAGEMENT, LLC	1030 Oaklake Terrace
	Watkinsville, GA 30677

EXHIBIT E: FORWARD BUSINESS PLAN


Providing the Leaders of tomorrow Opportunity today
FIRST STRING
CAREER CRAFTERS

The Issue

- College Athletes are not typically provided the opportunity to gain experience through internships and part time jobs.
- Approximately 53% of newly graduated college students are underemployed.
- The average college graduate takes approx 6 months to find their first job.
- 37% of college graduates leave their first job within 6 months

Antoine March: Texas A&M Swimmer

- "The majority of us aren't the superstar football or basketball players, so for us, I think it's the opportunity to gain summer internships, winter internships or gain valuable work experience outside the competition season so we're better prepared when our athletic careers are over. A lot of us feel like we're struggling to be able to find that time to take control of our opportunities."





The Solution

- <u>FirstString</u> was born out of the need to inspire equality, efficiency, cost savings and transparency to the corporate hiring process.

- <u>FirstString</u> is the First ever, mobile application that <u>educates,</u> <u>prepares</u> and <u>connects</u> graduating college Athletes with Companies across the entire nation.

What is FirstString?



- FirstString is the first-ever <u>National Registry for College Athletes</u>
- FirstString was born out of the adversity and challenges of the covid crisis to assist those in need and has evolved into a long-needed tool to assist universities across the nation help those who have helped them.
- It is designed to connect companies across the nation to graduating college student athletes for employment opportunities.
- FirstString trains these individuals to win interviews and prepares them for corporate success using video technology in ways that have never been done before

Where Top Companies Converge With Top Talent
JOBS
Search
Senior Research Analyst
QSI Nextgen Care
473 North Maple Drive, Beverly Hills, CA, USA
7 days Ago
Production Engineer
Vison Biotech Private Limited
L A, CA, USA
8 days Ago
Sales Manager
Experties Co-Op
L A, CA, USA
8 days Ago
Marketing Manager
Magon Inc
Texas, USA
8 days Ago
Receptionist
Alan
Tampa, FL, USA
9 days Ago
FirstString
Top Companies, Top Talent
FirstString
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COMPANIES
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Business Corporation
Careerceafters
0-200 Employees
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Business Corporation
Company First
Houston, TX, USA
1000+ Employees
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We are Experts at helping you to Win the interview and Start your Career!

  



FIRST STRING
CAREER CRAFTERS

Why do companies want a collegiate athlete on their team?

- Time management skills
- Discipline
- Mental toughness
- Goal setting
- Never quite attitude
- Work ethic
- Team Player
- Competitiveness
- Loyalty





We have already caught the attention of multiple Organizations


FirstString - The Recruitment
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CISION
FirstString - The Recruitment App Built By HokuApps Helping Job Seekers During COVID-19
January 22, 2021 · 3 min read
FirstString Specializes in Connecting Life Science Professionals with Top-Tier Companies
ATHENS, Ga., Jan. 22, 2021 /PRNewswire/ -- In an effort to overcome the new challenges to the corporate and hospital hiring process due to the COVID-19 pandemic, Singapore's leading app company, HokuApps, has developed and deployed an innovative app for Georgia-based recruitment firm, Career Crafters, LLC. Since its launch, the app, FirstString, has proven to be an essential tool for
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FIRST STRING

CAREER CRAFTERS

Our Team



- We have a complete executive staff of extremely successful and experienced personnel in all specialties.

- We have started and developed sales forces for multiple international Biotechnology companies, run marketing campaigns, Launched over 20 products and created the global, digital infrastructure of multi billion-dollar organizations.

- A majority of our team are former college athletes who can connect peer to peer with our clients, bringing passion and understanding.

- We have partnered with a NYC based Marketing agency with a stellar reputation among its many fortune 500 current and past clients.

It's all about the data!
A private Portal is provided for clients to access all of the data generated by each participant


projects.invisionapp.com/share/PSX9TCVRZAW#/screens/417517828
FirstString
Dashboard
Job Seekers
Connection Requests
Job Offers
Appointments
From Date
To Date
SEARCH
FILTER
CLEAR
300
Total Connection Requests
200
Total Scheduled Interviews
100
Total Job Offer Received
60
Total Job Offer Accepted
Job Offers
Accepted
Rejected
Pending
Scheduled Interviews
Interview Scheduled
Completed
In-Progress
Cancelled
Made in InVision

Our Mission



At FirstString we feel it's time to bring the recruiting system that has benefited Corporate American for decades to the student Athlete. We will create the leaders of tomorrow through opportunity today.

